UNITED STATES SECURITIES AND EXCHANGE COMMISSION
	        	Washington, D.C. 20549

                            FORM 10-SB

                    Universal Healthcare Management Systems, Inc.
        -------------------------------------------------------------
           (Name of Small Business Issuer in its Charter)

           State of Florida	                           01-0626963
---------------------------- 	            ---------------------------
(State or other jurisdiction of 		(I.R.S. Employer Identification
   incorporation or organization)                No.

         80 S.W. 8th Street, Suite 2000, Miami Florida 33130
      -----------------------------------------------------------------
 (Address of principal executive offices)			    (Zip Code)

Issuer's telephone number: (905) 731-0189

Securities to be registered under Section 12(b) of the Act:

	Title of each class     	Name of each exchange on which
	to be so registered		Each class to be registered

	None						None
--------------------               ------------------------

Securities to be registered under Section 12(g) of the Act:

     Common Stock, $.001 par value per share
--------------------------------------------------------
                 (Title of class)

Copies of Communications Sent to:
Marvin N. Winick
14 Pico Crescent
Thornhill, Ontario L4J 8P4
Tel: (905) 731-0189 - Fax: (905) 764-3049

















PART I

Item 1.		Description of Business

General

     Universal Healthcare Management Systems, Inc. (the Company)was organized under the laws of the State of Florida on December 26, 2001. Before this Company came into existence, a predecessor company had been incorporated
Under the name of Oncology Care and Wellness Center, Inc. (Oncology) on September 24, 2001 and commenced conducting business and receiving monies from investors in order to develop its prime business objectives. In May 2002, Oncology effectively shut down its operations and transferred its assets and liabilities to the Company.

    The Company expects to develop its business over a number of years with the first phase as called by the Company taking approximately 10 months to complete.

Phase One:  Medical Center - Radiation Therapy     The immediate short-range
goal of our company is to develop and expand By completing the acquisition and construction of a medical facility in Hialeah, FL, which would be in close proximity to Hialeah Hospital. It will be the only total oncology care medical center within a 5-mile radius, covering a population of more than one million people.


     The facility will begin with one state-of-the-art IMRT linear accelerator, including imaging computer and peripheral equipment. When patient throughput reaches about 40 to 50 patients daily, which is anticipated to be within the first few months of start-up, a second vault should be constructed to add an addition linear accelerator, as described in the Second Phase(see below) Contracts are to be written and negotiated with Varian Associates or Elekta on a partnering type of relationship to supply the equipment on a lease purchase option and/or purchase basis.

     A vast majority of all cancer patients are treated with radiation from a linear accelerator and there are more than a thousand of these million dollar machines in the United States. Simply stated, radiation is directed to the tumor in the pattern of a rectangle. Unfortunately, tumors do not have straight edges and vary in thickness. Consequently, the radiation not only burns and kills malignant cells, but is indiscriminant and destroys healthy ones at the same time. Fortunately, science has recently improved upon conventional radiation and has produced the IMRT (intensity modulated radiation therapy) linear accelerator. This state-of-the-art equipment radiates in a 3-D
(three dimensional) pattern to the exact shape of the tumor, both horizontally and to the vertical variations in thickness. This gives the radiation oncologist the ability to destroy cancer cells only, leading the patient to a much quicker and more effective therapy with less side effects.

     The name Universal Healthcare Management Systems shall serve a dual purpose; first as the parent corporation of several wholly owned subsidiaries, and secondly as the name proudly displayed and associated with our facility. The complex will be known as the Universal Healthcare Management Systems Medical Center. Our goal is to have this building become the first of a nationwide chain of health and wellness medical centers dedicated to alleviating the pain, suffering and death caused by cancer, and other debilitating diseases, including the decay of a person's immune system. To this end, each center needs to have full diagnostic and screening abilities, coupled with preventative care and maintenance through progressive modern medicine.


Medical Center - Brachytherapy and Chemotherapy:

	Although cancer treatment by radiation exposure is highly profitable And growth is anticipated to be exponential for the next several years, it is Only a part of our overall program and Business Plan. Oncology will be one of several divisions within our medical operations, and functionally will operate under the name of Oncology Care and Wellness Center. It is our goal to not only treat cancer patients with radiation, brachytherapy, and chemotherapy, but also with other new methods or modalities as they become accepted, and to have our own oncological medical team present at all medical centers. Shortly after the first linear accelerator starts treating patients, these other methods of cancer treatment should be instituted.

	As of this writing, the method of choice for treating cancers such as The leukemias and lymphomas is still chemotherapy. Approximately 25% of the Cancer patients that undergo radiation therapy will also receive chemotherapy. Therefore, it is anticipated that around 20 to 25 persons a day would be Treated with multi-agent chemotherapy by our medical oncologist.

     Although brachytherapy, also known as high dose rate brachytherapy, has been around for more than 20 years, it is just starting to become the treatment of choice, especially for prostate, breast and lung cancer. Several urologists are now recommending this as the modality for treating their patients. Research indicates that brachytherapy can be as effective as conventional radiation therapy, has less side effects and is less costly, especially since the initial investment is only a few hundred thousand dollars.

Medical Center - Mental Therapy:

	Cancer is the second leading cause of death in the United States, and At the rate that it is growing; it may soon take over first position. Unlike a fatal heart attack, cancer is a disease that slowly and methodically deteriorates a person's body. Not only may the victim suffer, but also family, friends and other loved ones, may endure a type of mental anguish that is pure psychological torture. How do parents prepare themselves to watch their child slowly die from a brain tumor' How does a spouse watch their partner suffer the ravages of lung cancer' Just, who is the real victim' A disease such as cancer has many victims, none of whom are prepared to deal with its reality.

       The name Oncology Care and Wellness Center was carefully chosen. Care needs to be provided for the family and friends surrounding the patient as well, for they are equally victims of this dreaded disease, and sometimes suffer more than the patient. To this end, it is our intention to have highly qualified personnel to counsel the patients and their loved ones on how to cope with the mental pain and anguish caused by the frightening diagnosis, 'You have cancer.' It is our goal that patients and their loved ones maintain the highest quality of life possible while under our care and thereafter.

       Whether Medicare and insurance companies pay for this much needed form of therapeutic counseling or not, it needs to be unconditionally available for the patient and the patient's family and friends. Insurance carriers have all but destroyed the doctor patient relationship. Most HMOs will not allow a physician to spend more than 15 minutes with a patient. Management will not tolerate this blatant erosion of the medical profession. Research has unequivocally shown that a positive mental attitude hastens the healing and recovery process of all patients, cancer or otherwise. There is enough profit generated by mainstream cancer therapy to afford this psychotherapy without time restrictions and without being reimbursed. Sometimes the will to survive is more effective than the medicine itself.

	If one were to observe the facial expressions and mannerisms of the Staff in a typical medical clinic or hospital, they would be seen running the Gamut from austere to expressionless. This 'seriousness' cannot be tolerated in Our medical centers. Cancer patients are well aware that they have a deadly Disease and that they may not survive. It would be an inconsistency with Management's philosophy to allow this attitude. Regardless of their position, every employee of Oncology Care and Wellness Center should be instructed in the importance of a smiling face and courteous person, and that is a prerequisite to remaining employed. A happy and positive attitude is contagious and will effect other personnel, but particularly the patients, who could do without negativism.A lot of thought and consideration was used when making 'Care' and 'Wellness'
Part of the corporate name. It is Management's firm belief that the personal relationship that existed years ago between the physician and the patient, coupled with genuine 'Care' and therapy, will lead to the overall 'Wellness' of the patient.

       There is another phase of psychotherapy that is customarily overlooked, that is, the fact that many cancer patients lose their hair. Chemotherapy drugs attack rapidly growing cells, and hair and nails grow quickly. If a patient so chooses, before undergoing therapy, we will take them to a hair expert that will duplicate their hair as a wig. If this helps build the confidence of the patient, or just makes them feel better, then the effort is well worth the expense.

Medical Center - Alternative Medicine:

	The majority of cancer patients that go into remission or appear to Have been cured, get the cancer back eventually, and usually its more aggressive When it reoccurs. Curiously, once the patient is diagnosed as cured or being in remission, he is usually dismissed, especially since the insurance carrier considers him a financial risk. Peculiarly, one would assume that the insurance company would do everything in their power to keep that person healthy, as cancer therapy is expensive, but that is not the concern of the insurance company.

	This is where alternative medicine coordinates all the efforts and objectives of Universal Healthcare Management Systems. By definition alternative means optional, substitute, another, etc. and that's exactly what it means for the medical industry, in other words, a different method of treatment other than surgery, chemical drugs, etc. Actually, alternative medicine is what all physicians practiced for thousands of years until the 20th Century revolution of patented chemical drugs. Some of these drugs are truly lifesavers, but far too many are dangerous. Considering the billions of dollars of revenue generated by drugs, the pharmaceutical manufacturers disregard the fact that they kill over 100,000 people annually and are the third or fourth leading cause of death.

	The anti-platelet drug called clopidogrel (brand name of Plavix) is often prescribed to patients who recently had a heart attack or stroke, but now statistics show that it may cause a serious disease known as thrombocytopenic purpura having symptoms like angina or altered mental status, which may be dismissed as normal manifestations of cardiovascular disease or age.
Etenercept (brand name of Enbrel) was approved to treat rheumatoid arthritis and is also being used to treat Crohn's disease, although FDA did not approve it for that use, but recent studies show that it may cause diseases such as multiple sclerosis and Guillain-Barre syndrome. Quinolones, a class of antibiotics that includes Cipro, Norfloxacin, and Floxin, often used to treat bacterial infections has data showing that it can cause agitation, confusion, delirium, and a side effect of tendonitis so severe that it leads to tendon rupture.

       COX-2 inhibitors, like the much-advertised Vioxx and Celebrex, have its share of side effects. Thiazolidinediones are a new drug class that help improve glycemic control in Type II diabetes patients, but one of the first drugs in this class, troglitazone, was withdrawn from the market in March of 2000 because it was linked with 61 liver failure deaths and seven liver transplants. Abacavir (brand name of Ziagen) is a drug used to treat infection with HIV, the virus believed to cause AIDS, but since its approval in 1998, there have been many reports of severe allergic reaction to the drug. FDA maintains a website, http://www.fda.gov/medwatch/, which can inform you of many of these very adverse side effects.

        Alternative medicine physicians will prescribe drugs, but only when there is no natural therapy available that will suffice. Whereas, mainstream medicine uses drugs as a method of first choice, alternative medicine uses drugs only as a last resort. Furthermore, there are certain types of cancer that have been cured or put into remission without surgery, drugs or radiation. Management is not suggesting or implying that a patient should be treated with Alternative methods first, and if they fail, then conventional therapy. Cancer cells mutate rapidly, and if alternative methods fail, there may be insufficient time to help the victim. The decision for the modality of treatment shall be by the patient and the referring physician.

       However, one can have the best of both worlds, and go one step further. There are no guarantees that conventional or alternative therapy will be successful. Management does suggest that patients receive the benefit of both therapies. Chemotherapy and radiation do have side effects, a major one being the weakening of the immune system. Alternative medicine will see that the patient is receiving proper nutrition, minerals, vitamins, herbs, etc. and may have the patient undergo other modalities such as hyperbaric oxygen therapy, blood photoluminescence, chelation, etc. Dr. Susan Reynolds has agreed to head our integrative medicine subsidiary

       Although the combination of therapies should be more effective than an individual therapy, more than 90% of all cancer patients are treated with surgery, chemotherapy, radiation, or a combination thereof. Most important is what happens to the patient once therapy is finished. We have no intentions of wantonly dismissing the patient, because once diagnosed with cancer, his wellness is our life-long commitment. This is where alternative medicine shines its best - giving the patient sufficient care so that cancer never has to be reconciled with again. At some point in time the patients bodily functions stopped performing long enough for free radicals to get the upper hand and start the growth of cancerous cells. Alternative medicine seeks to correct that deficiency and prevent it in the future. This is the true meaning of 'Care' and 'Wellness.'


Medical Center - Diagnostics and Screening:

        A lot of research has been conducted regarding mammography
Representing that the procedure does not save a women's life. The studies indicated that tumors large enough to be detected by mammography have been growing in the body for a decade or more, which certainly cannot be called screening for early detection. The study called into question the entire theory on which mammography is based, that is, if you can catch a tumor when it is still too small to be felt, you have a chance for successful treatment. According to these researchers, the data from decades of widespread mammography Contradict that philosophy. Not only this, but mammography can be painful and cause a host of other problems.

       Accordingly, Oncology Care and Wellness Center should institute Screening modalities such as the use of a cancer screening method that has been around for 30 years, but not widely used. It's called digital infrared imaging
(DII), or thermography, and uses infrared cameras to detect patterns of temperature change in tissue, which may allow you to catch cancer cells at work before a tumor even forms. Pre-cancerous cells begin to form up to 10 years before a tumor can be detected by a mammogram.

       Neoangiogenesis is the process through which cancer cells develop a network of blood vessels necessary for their growth. This oncological principle is responsible for the development of a new class of cancer drugs called anti-angiogenesis agents, which are designed to stop cancer's food supply by blocking the development of new blood vessels. However, until a cancerous tumor is present, a doctor would not know to prescribe these drugs, but with digital infrared imaging a physician is able to get this real early warning.

       Even though the process is simple, the sophisticated imaging procedure can detect ever so slight changes in temperature in different areas of breast tissue. Abnormal biochemical and blood vessel activity are indicated by higher temperatures, which may indicate pre-cancerous growth. An abnormal DII breast screening would most likely be followed by another imaging procedure such as ultrasound, MRI, or perhaps mammography, because DII cannot locate the exact position of cancerous cells or establish if a mass is present. Unfortunately, the follow-up procedure may not detect anything because the cancer has not developed enough to be seen with any of those instruments.

       Consequently, the unique beauty and use of this screening procedure is that when a woman has an abnormal infrared breast image with no detectable mass, she has been warned, perhaps several years in advance, of an impending danger. Hopefully, this will give her enough time to thwart off the development of cancer by changing her lifestyles and boosting her immune system, coupled with routine medical exams. Breast thermography typically costs between
 $150 and $175, which is similar to the cost of mammography, but holds so much more promise for detecting cancer development.

       One of the least known methods of cancer screening is called the Anti-Malignan Antibody in Serum test (AMAS), which was first discovered in the mid 1980s. Malignan is a peptide found in people with a wide range of cancers.
A person's body will detect the presence of this peptide if the anti-malignan antibody is present in their blood and will launch an immune response against it. Clinical studies have shown that the AMAS test is up to 95 percent accurate with the first reading, and up to 99% accurate after two readings.

       The AMAS test demonstrated astonishing accuracy in a study at Beth
Israel Hospital in New York. A group of 125 people participated, and the test Was positive for 21 people who were later confirmed to have cancer, while it was negative for 97 people who showed no signs of cancer. Although the other seven people had positive readings on the AMAS test, they showed no signs of cancer. However, the study noted that all were symptomatic because they had a family history of cancer, which indicated that the AMAS test might have detected a problem that conventional screening methods could not find.

       The AMAS test can be used to detect any type of cancer. Unfortunately, a positive reading indicates that there are cancerous cells present, but it cannot specify the type or the location. However, AMAS is an excellent alternative for routine screening. With such a high rate of accuracy, a negative AMAS test indicates that a mammogram or other screening procedure is not necessary. Since a positive reading would have to be followed by additional tests, the lack of specificity is not necessarily a problem. Since antibody failure often occurs late in malignancy, elevated antibody is then no longer available as evidence of the presence of antigen and therefore, late in the disease, the AMAS test cannot be used as a diagnostic aid, but may be useful for monitoring. The analysis costs $135 (not including extra lab fees or shipping costs), and the test is Medicare approved.

       Before and after treatment by radiation, a patient must be scanned by computer tomography (CT) to determine the curative procedures, treatment program, and effectiveness, as is also the case with most other modalities. This necessitates that we should have our own CT scanner and computer system.

       The aforementioned screening tests and others that will be implemented require imaging of the body to detect the exact location and size of the tumor, especially a positive result from the AMAS test. Therefore, as an integral necessity for total cancer care, a complete and comprehensive diagnostic and screening center, including a full body scanner, PET scanner, gamma knife, various screening equipment, X-Ray, etc. are to be employed. Our objective is to have all area physicians desiring to send their patients to us for any diagnostic or screening purpose, and if cancer is detected, to treat it efficiently, effectively and with care


Medical Center - Exercise:

	The benefits of exercise have been touted by every means of communication for the past millennia. Gymnasiums and exercise centers are filled with people, but mostly healthy men and women that want to stay fit. It's ironic that the sicker people are, the less they exercise; yet they need it the most. Cancer patients need moderate resistance and aerobic exercise. They need it to help give them the strength to fight the disease and to stimulate their bodily functions.

	Most cancer patients will tell you that they are too weak to exercise, they cannot drive to a gym or afford the membership, or will be embarrassed exercising in a public place in their condition. No more excuses - our plans call for an exercise room to be incorporated with our building and managed by a fitness therapist, who will be able to develop exercise programs tailored to individual needs. This benefit will be at no expense to the patients as long as they remain under our care and supervision. Furthermore, all of our employees will be encouraged to use the gym on a regular basis.

ITEM 2:		PLAN OF OPERATION

        The Company is a start up company with no revenues at this time. The Company has already raised approximately $ 800,000 through its wholly owned Subsidiary Oncology & Wellness and has approximately 85 shareholders.

	The Company has approximately $ 120,000 in its bank account as of June 30, 2002 and has approximately $ 166,000 in deposits with the Company's attorney. The funds held at the attorney are to be used for a proposed purchase of a parcel of land.

	The Company is desirous of purchasing a parcel of land in Hialeah, Florida in order to construct a 15,000 square foot medical facility. The cost of the land will be 1.25 million dollars and the cost to complete construction is estimated to be 1.75 million dollars. The Company will also need to purchase one state-of-the-art IMRT linear accelerator, costing approximately 2.5 million dollars including imaging, computer and peripheral equipment.

	The Company will need to raise approximately 2.5 million dollars. The balance of 3 million dollars is expected to be financed by way of a mortgage on the assets of the Company.

	If financing is not available, the Company will also be looking at other methods of financing i.e. equipment leasing, leasing of an existing facility or a combination of purchase and leasing, depending on the amount of equity to be raised.

	It will take approximately 4 months to build the facility after financing has been arranged.


ITEM 3:		DESCRIPTION OF PROPERTY

	The Company has entered into a lease in the form of a license agreement with Corporate Executive Suites West, Inc. to occupy offices at 20283 State Road 7, Suite 213, Boca Raton, Florida. The occupancy cost is $ 3,900.00 plus any taxes commencing July 1, 2002 and running until July 31, 2003. The agreement will automatically renew for intervals of six months in the event the Company does not notify the licensor of the Company's intention to vacate.

ITEM 4:		SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

	The following table sets forth, as of June 30, 2002, persons or groups who are known by the Company to own than five percent (5%) of its common stock, and also sets forth, as of that same date, common stock ownership by directors and executive officers of the Company. Other than as noted below, management knows of no persons or group that owns more than five percent (5%) of the outstanding shares of the Company's common stock.









NAME AND ADDRESS OF          AMOUNT AND NATURE OF       PERCENT OF
BENEFICIAL OWNER              BENEFICIAL OWNERSHIP       OWNERSHIP

Edward R. Annis, M.D             26,667  common             1.7%
422 N. E. 93rd Street
Miami Shores, Florida 33138

J. Martin Barrash, M.D          210,000  common            13.2%
7515 S. Main, Ste 220
Houston, Texas 77030

G. Stephen Brown, M.D.           10,000  common              .6%
23377 Sans Souce Dr.
McDaniel, MD 21647

E. Mark Haacke, Ph.D             20,000  common             1.2%
609 Winchester Cres.
Sarnia, Ontario N7S 4R1

Kenneth N. Hankin               510,000  common            32.1%
14614 S.W. 174 Terrace
Miami, Florida 33177

Dr. Daniel K. Kido
6176 Canyon Estates Crt.
Riverside, CA 92506

William S. Kubricht, Jr.         10,000  common              .6%
7603 Fondren Road
Houston, Texas 77074

Ardie R. Nickel                 110,000  common             6.9%
1660 N. W. 94 Avenue
Plantation, Florida
33322

Dr. Arthur T. Porter
12251 Jacoby Road
Milford, MI 48380

Dr. Susan F. Reynolds Ph. D.
652 Jacon Way
Pacific Palisades, CA 90272

William J. Walker, Jr., Ph.D     10,000  common              .6%
11928 Ropp Lane
Lovettsville, VA 20180


All Directors and Executive
Officers as a Group             906,667                      56.9%

ITEM 5:		DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND
                  CONTROL PERSONS

	The Board of Directors of the Company is currently composed of eleven (11) members, each of whom serves for a term of not less that 3 years. Every 3 years, 4 board members are replaced with new members who will then serve for a minimum of 3 years.
       	Name                        Age     Position

	Edward R. Annis, M.D.		89	Director, Physical Relations

	J. Martin Barrash, M.D.		61	Director, Medical Compliance

	G. Stephen Brown, M.D.		64	Director, Radiation and Oncology Care

	E. Mark Haacke, Ph.D.		51	Director, Diagnostics and Imaging
							Development

	Daniel K. Kido, MD		63	Director, Diagnostics and Imaging
							Development

	Kenneth N. Hankin			59	Director, Chairman of the Board, CEO

      William S. Kubricht, Jr.	72	Director, Center Development

	Ardie R. Nickel			61	Director, Scientific and Medical
                                          Development

	Arthur T. Porter MD, MBA	46	Director, Hospital Relations

	Susan F. Reynolds MD, PH.D.	53	Director, Human Resources and
							Integrative Medicine

     William J. Walker, Jr., Ph.D.	66	Director, Physics and Treatment
                                          Planning

       EDWARD R. ANNIS, M.D. is a world-renowned general surgeon and currently serves as the Director of Medical Advisory Committee for the Company. He served concurrently as President of the American Medical Association and the World Medical Association from 1963-1964. The following year he served as President of the United States Section of the International College of Surgeons. He served as Director of the Chamber of Commerce of the United States for the maximum of 3 terms from 1969-1975.

       His honorary awards include the prestigious Brotherhood award from the National Council of Christians and Jews. His civic activities include being an active life member of Kiwanis for 30-years, Chairman of the Legislative Committee of the Florida Medical Association for 5-years, a member of the Advisory Committee for Cleveland Clinics, and Director of the Department of Surgery at Mercy Hospital in Miami, FL for 10-years.

	Dr. Annis is also well known for his many appearances on national television and radio on behalf of the American Medical Association, debating such notables as Senators Humphrey, McNamara, Proxmire, Javits and Gore. For the past 25-years he has been appointed Chairman of the Florida Medical Associations Speakers Bureau. Dr. Annis received his medical degree from Marquette University in Milwaukee, Wisconsin in 1938

       J. MARTIN BARRASH, M.D. is a Board Certified Neurological Surgeon that has been actively practicing neurosurgery at the Texas Medical Center in Houston since 1972. He was a Clinical Instructor at the University of Texas Medical School from 1972 to 1976. Since 1972 Dr. Barrash has been a Clinical Instructor and Clinical Assistant Professor at Baylor College of Medicine, and from 1972 to 1985 he was Clinical Assistant Professor of Neurosurgery and Associate Chief of Neurosurgery Service at M. D. Anderson Hospital.

       For more than 25 years he has been involved in various medical ventures, especially in diagnostics and imaging, including; a CAT scanner started in 1976; an MRI scanner started in 1987 that was sold to Columbia Healthcare in 1999;
an MRI scanner started in 1988 that was sold to HealthSouth in 1997; and an MRI scanner started in 1991 that was sold to Memorial Baptist Southwest Hospital in His healthcare undertakings further included medical real estate holdings in outpatient surgical facilities and medical office complexes.

       Dr. Barrash's entrepreneurship extended into investments in several shopping centers, apartment buildings and unimproved land. In 1989 his portfolio included ownership of many automobile dealerships, which had annual sales in excess of $200 million when sold in 1998.

       Recently, he started a medical company, which has 3 divisions including MRI facilities in 3 cities, lithrotripsy in 2 cities with a third one being added, and restorative services in 2 states with a third state being added. He is also Chairman of the Board of MPI, a medical company in St. Louis, Missouri. Early in 2002 he instituted the purchasing of a well-known radiation Oncology facility in Houston, which will be managed and run by William Kubricht and Dr. Barrash.

       G. STEPHEN BROWN, M.D. is a Professor of Radiation Oncology at the University of Texas M.D. Anderson Cancer Center in Houston, Texas. His professional activities are dedicated entirely to professional peer review and standards applications in cancer treatment.

       He received his B.A. degree in zoology from U.C.L.A. in 1959. His M.D. was earned at the University of Ottawa Faculty of Medicine in 1963. After serving a general rotating internship at Cedars-Sinai Medical Center in Los Angeles, he began a four-year residency in radiation oncology. The first year was at the Cedars-Sinai Medical Center, Los Angeles, CA. The remaining three years were at the Penrose Cancer Hospital in Colorado Springs, CO. The final five months were at the Puerto Rico Nuclear Center in San Juan, PR.

      After achieving board certification in Therapeutic Radiology from the American Board of Radiology in 1968, he entered practice at the University of Vermont. He served in the U. S. Army Medical Corps at the rank of Major from1969 to 1972 where he served as chief, radiation therapy and chief, nuclear medicine at Tripler Army Medical Center, Honolulu, HI. He returned to the University of Vermont and was Director of Radiation Oncology through 1977. He was in a private practice of radiation oncology from 1977-1990 and was a consultant to the Cancer Department of the World Health Organization from 1990-1991. From 1992-1993 he was Associate Director, Division of Cancer Treatment, and director of the Radiation Research Branch at the National Cancer Institute. From 1993-1995 he served as Medical Director of Oncology Services Corporation. Since 1995 he is the Associate Director for Radiation Oncology at the U. of
T. M.D. Anderson Cancer Center Physicians Network and Outreach Corp. Additionally, he has been associated with the Commission on Cancer of the American College of Surgeons from 1979 to the present. He served on the Approvals Committee for twelve years and chaired the Special Issues Committee for several years, and has been a Field Staff Surveyor since 1982.

       Current responsibilities involve application of professional peer review of all patients initiated on courses of radiation treatment at all M.D. Anderson Cancer Center affiliated centers and authorization responsibility for irradiated patients in the Cancer Manager insurance program. Additionally, through independent consultation contracts, all irradiated patients treated at certain cancer treatment facilities are reviewed and reported concurrently. This review is done under the title of the I.Q. (International Quality) Program. Dr. Brown, in his role as Medical Director of Medical Development International, has administrative directorship of a new radiation facility at Butner Federal Hospital Facility in North Carolina (opening for patient treatment March 2002). He is central to the development of a new private, freestanding radiation treatment facility in Kingston, Jamaica and will perform concurrent review for that center when opened in 2003.

       Dr. Brown has participated in numerous national cancer group studies and served on several of the protocol development committees including RTOG, NSABP and the Patterns of Care Study of the American College of Radiology. He is the author of numerous papers on cancer and a book on Cancer of the Cervix. He is a member of numerous oncology societies including being member of the Silver Pin Club (25 years membership ' 1993) of the American Society of Therapeutic Radiology and Oncology.

       KENNETH N. HANKIN currently serves as Chairman of the Board and CEO for the Company. Although he did some work in biomedical engineering in the 1960s, his immersion into the healthcare profession intensified early in 2000 when he became Chief Operating Officer and Executive Vice-President of Radiation Centers of America, Inc. and all of its subsidiaries.

       Mr. Hankin has spent more than 30-years as an executive involved in the management of several diverse companies. He served as President and CEO of Global Marketing, President and CEO of King Brand Products, President and CEO of International Management & Trust, President and CEO of Global Finance and Mortgage Loan, Vice-President and Director of Allied Marketing, Vice-
President of Sales of Wolfberry Advertising & Productions, and National Sales Manager and Marketing Director of Sunwise Corp. While serving as Chief Operating Officer and Vice-President of Sales for Xela Corporation, Mr. Hankin increased sales by $45 million in only 5-months.

	When he worked for the Department of Defense, he was in a highly classified position performing administrative business related responsibilities such as the staff management of a few hundred persons, preparation of various budgets, contracts, purchasing, research and development, etc. for very sophisticated electronic and computerized systems. This position required extensive travel throughout the world and interaction with highly diversified groups of people. He also worked at the University of Miami Marine Lab as an electrical engineer and oceanographer. Mr. Hankin served as a Past Officer of the Institute of Electrical and Electronics Engineers, past President of the Mineralogical and Lapidary Guild, member of the Zoological Society, the International Bonsai Society and the International Oceanographic Foundation

	He attended the University of Florida and is degreed as a Bachelor of Science in Electrical Engineering from the University of Miami in 1965. Mr. Hankin furthered his education at Georgetown University and George Washington University while he was with the Department of Defense in Washington, D.C. and also holds degrees in Mathematics, Oceanography, Marine Biology and a Masters in Business Administration.

DANIEL K. KIDO, M.D. is currently a Professor of Radiology at the Loma Linda University School of Medicine and the Chief of the Neuroradiology Section at the Loma Linda University Medical Center in California, where he is responsible for performance, supervision, and consultation for neuroangiograms, myelograms, computed tomograms and magnetic resonance scans. Prior to this he held the same positions for 9 years at the Washington University School of Medicine in St. Louis. He is a prolific contributor to the medical profession as a researcher, professor, author and educator.

	He received a Bachelor of Arts degree in 1961 from Pacific Union College in Angwin, CA; his M.D. in 1965 from Loma Linda University, Loma Linda, CA; and from 1965-66 was a Rotating Intern at the Los Angeles County-USC Medical Center, Los Angeles, CA. During 1969-74 he was a Radiology Resident and Clinical Fellow in Neuroradiology at Los Angeles County-USC Medical Center and from 1974-76 he was a Clinical Fellow in Neuroradiology at the Cornell Medical School, New York, NY

	Editorially, he reviews or edits 8 prestigious medical journals. Professionally, Dr. Kido is a member of the Radiological Society of North America, Association of University Radiologists, American College of Radiology, American Society of Neuroradiology, Society of Magnetic Resonance, Society of Medical Decision Making, and the American Medical Association.

       In the past 30 years, he has astounded the medical industry by having published 85 Articles in Peer Reviewed Journals, submitted 2 Articles for publication to Science Reports, authored or coauthored 12 books and/or chapters, arranged more than 15 Scientific Exhibits at the Annual Meetings of various medical Associations and Societies, authored or coauthored 89 Abstracts for numerous medical organizations and universities, has 32 Major Invited Professorships and Lectureships ranging from the Harvard Medical School and other Universities to Sterling-Winthrop and other organizations, and conducted 76 Presentations to countless numbers of medical Associations and Societies.

       E. MARK HAACKE, Ph.D. served as the Director of The Magnetic Resonance Imaging Institute for Biomedical Research in St. Louis, Missouri from July 1999 to the present. He is a highly accomplished professional, world renown for his accomplishments and contributions to the medical profession as a research scientist, professor, lecturer, author and educator.

	He received a Bachelor of Science degree in June 1973 from the University of Toronto in Mathematics and Physics, his Masters of Science degree in February 1975 from the University of Toronto in Theoretical Physics, and his Ph.D. in June 1978 from the University of Toronto in Theoretical High Energy Physics. His Doctoral Thesis was on SU(4) and Higher Symmetries in Inclusive Lepton-Hadron Scattering. He is also fluent in the French and German languages.

	From September 1978 to August 1980 he was a Research Associate in the Department of Physics at Case Western Reserve University, a Research Geophysicist from October 1981 to June 1983 at Gulf Research and Development in Pittsburgh, PA, and from July 1983 to October 1985 he was a Senior Research Scientist at Picker International. Then at Case Western Reserve University, he was a Senior Research Associate and Instructor in the Department of Medicine and Physics from September 1980 to October 1985, an Assistant Professor in the Department of Radiology and Department of Physics from August 1985 to June 1989, an Associate Professor in the Departments of Radiology, Physics and Biomedical Engineering from July 1989 to June 1993, an Adjunct Professor in the Department of Physics from July 1993 to present, and a Professor in the Department of Radiology and Electrical Engineering Mallinckrodt Institute of Radiology at Washington University from August 1993 to 1999. During the last 22 years, he has taught and tutored over ten courses in physics, mathematics and statistics. These courses ranged in level from freshman to senior as well as several graduate level courses and include: relativistic quantum mechanics, thermodynamics, optics, statistical physics statistics, calculus general physics, and imaging physics.

	Doctor Haacke has served on several hospital and university committees, far too numerous to mention, some of which resulted in grants. In the past 30 years he achieved scores of honors and awards, including the Sylvia
Sorken Greenfield Award for the best paper in Medical Physics, Marie-Sklodowska-Curie Prize for Visualization of Cerebral Venous Structures Using High Resolution MRI, Silver Medal of the Society of Magnetic Resonance, Fellow of the Society of Magnetic Resonance Imaging, along with several others.

       Professionally, he was President and a Committee Chairman of the Society of Magnetic Resonance, Vice-President of Interim Board, Co-founder and President of the Joint Merger Evaluation Committee, Associate Editor of the IEEE for Transactions on Medical Physics, various Committee Chairman positions for the Society of Magnetic Resonance in Medicine, a member of the Ontario Genealogical Society, and a life member of the Society of Exploration Geophysicists and the American Physical Society. Editorially, he was one of four Editors for the Magnetic Resonance Angiography, Assistant Editor of Newsletter Echoes, Associate Editor for Transactions on Medical Physics, Senior Editor for Current Protocols in Magnetic Resonance Imaging, and is currently an Associate Editor of Magnetic Resonance Imaging, Associate Editor of Journal of Magnetic Resonance Imaging, and Editorial Board Member of the Journal of Magnetic Resonance.

       He has received in excess of $6 million for more than 30 different Grants, covering the full gamut of the medical profession, all of which have been completed. Pending and research Grants already in progress are for more the $1 million, and several potential research Grants are being considered. To his credit, he has authored and coauthored 138 Referenced Publications, 13 Books, 9 Editorials and Technical Overviews, Chaired and Organized 11 International Conferences, given 67 Invited Talks and Chaired Sessions, Presented 252 Conference Abstracts, and was the Professor responsible for the training of 16 Students and Post-Doctoral Fellows.

WILLIAM S. KUBRICHT, JR. currently serves as the Director of Center Development for the Company. Since 1995 he has been the Chairman of the Board and CEO of Oncology Resources and the Bellaire Cancer Treatment Center. From 1985 to 1991 he developed 5 major cancer treatment centers in Louisiana and served as Chief of the Department of Physics at the Mary Bird Perkins Cancer Center in Baton Rouge from 1976 to 1989.

      Mr. Kubricht was the Consulting Radiological Physicist for Georgia Baptist Hospital and South Fulton Hospital in Atlanta from 1972 to 1976. He has been influential in Marketing and Corporate Administration for Varian Radiation, the consulting Radio-Biologist to the Veterans Administration, Research Assistant in Radio-Biology and Radiology at Baylor University College of Medicine, Guest Instructor of Radio-Biology at Houston Baptist College, and Guest Lecturer of Radiocytogenetics Mathematical Models at the Texas Academy of Science.

     Professionally, Mr. Kubricht is a member of the American College of Radiology, American Society of Therapeutic Radiology, Gilbert H. Fletcher Society, M.D. Anderson Associates, Louisiana Radiological Society, and Baton Rouge Oncology Group. From 1976 to 1989 he has had Staff Appointments as
Chief of Clinical Physics at Mary Bird Perkins Cancer Center, Consulting Clinical Physicist at Earl K. Long Memorial Hospital, Consulting Clinical Physicist at Our Lady of the Lake Regional Medical Center Department of Radiology, Consulting Clinical Physicist at Baton Rouge General Medical Center's Department of Radiology, Consulting Clinical Physicist at Women Hospital Department of Radiology, and Adjunct Assistant Professor ' Head of Clinical Training for Therapeutical Radiological Physics at the Louisiana State University Nuclear Science Center. Mr. Kubricht has served on the Board of Directors and as President of the American Cancer Society, on the Board of Directors of the American Lung Association, on the Board of Directors of the Cancer Society of Greater Baton Rouge, as Chairman of Vendor Review and Physics Committees of the Association of Community Radiation Treatment Centers, a Member of the Continuing Education Committee of the American Association of Physicists in Medicine, a Member of the St. Luke's Vestry Finance Committee, a Member of the Legislative Liaison Committee of the Louisiana State Radiological Society, and the Founder of the Baton Rouge Community Fund. He also served with the United States Marine Corps and holds certificates asa Diplomate of the American Board of Radiology in Therapeutic Radiological Physics and has a Texas Medical Physics License.

	Mr. Kubricht received a Bachelor of Science with majors in Biology and Chemistry and a minor in Vertebrate Anatomy from Houston Baptist College in 1968. Three years later he received a Masters of Medical Science in Radiological Physics from Emory University's School of Medicine and did Clinical Training at the Emory University Clinic. He furthered his education with courses in External Beam Interstitial and Intracavitary Dosimetry Manual and Computer Methods of Calculations, External Beam Dosimetry ' Principles and Calibrations, and High Energy Electron, X-Ray, and Neutron Dosimetry at the University of Texas M.D.Anderson Cancer Center

       ARDIE R. NICKEL currently serves as Vice-Chairman and as the Director of Scientific and Medical Development for the Company. From late 1997 to late 1999 Mr. Nickel was the Chairman of the Board and CEO of Radiation Centers of America, Inc. and its subsidiaries. Mr. Nickel has been active in business development for several major products in the medical diagnostic imaging field.

       He served as a consultant in diagnostic imaging development for Bracco Diagnostic, Inc., New Jersey from 1995 through 1997. From 1989 to 1994 Mr. Nickel was Vice-President of Diagnostic Imaging for Sterling Winthrop, Inc., a division of Eastman Kodak. He was responsible for the development and defense of the overall strategic plan for each candidate Diagnostic Imaging Compound and for directing the activities of the Diagnostic Imaging Group. From 1981 to 1988, Mr. Nickel spearheaded and coordinated the development of new products within the Berlex Laboratories, Inc. imaging group in coordination with the Schering AG diagnostic group in Berlin. From 1983 to 1987, Mr. Nickel served as General Manager for the Berlex Imaging Division working closely with the CEO, Operations Management, R&D, Finance, and marketing to create and carry their complete process for identifying, producing and marketing imaging products.

       Mr. Nickel was responsible for forming the Imaging Division at Berlex in 1981 and served as its first Director of Operations from 1981 to 1983. From 1967 to 1981, Mr. Nickel was employed by Winthrop Laboratories, Inc. as a Clinical Research Project Director. He was responsible for the clinical research program of radio-opaque contrast media. Mr. Nickel received his Bachelor of Science degree in 1958 in Radiologic Science from St. Louis University in St. Louis, Missouri.

        ARTHUR T. PORTER, M.D., M.B.A. has served as the President and CEO of the Detroit Medical Centers since May 1999, a $1.6 billion health system with more than 14,000 employees, 3,000 physician organizations, eight hospitals, 100 ambulatory sites and a health plan; all of which were losing $100 million annually when he took over, but was brought within budget in less than 2 years. Dr. Porter's extensive international health background includes medical practice, business and academic leadership positions in Canada, Europe, Africa and the United States.

       After attending the University of Sierra Leone, he transferred to Cambridge University in England, where he received his B.A. in anatomy in 1975, M.A. in natural sciences in 1978 and his Medical Degree in 1980. Later, Dr. Porter earned his M.B.A. from the University of Tennessee and Certificates in Medical Management from Harvard University and the University of Toronto.

	From 1991-99 he was Radiation Oncologist-in-Chief at the Detroit Medical Center, President and CEO of Radiation Oncology Research and Development Center, and Chief of the Gershenson Radiation Oncology Center at Harper Hospital. He has been President of University Radiation Oncology Physicians, P.C. since 1994; and was the Director of Clinical Care at the Karmanos Cancer Institute from 1995-98; Chairman of Radiation Oncology at Grace Hospital from 1993-99; Physician in Chief and President of DMC Crittenton Health Services from 1996-99; and led the departments of radiation oncology at Victoria Hospital Corporation and London Regional Cancer Center in Ontario. He has also served as a visiting professor at 12 colleges, including the Universities of London (England), Michigan, Kentucky, Chicago, Rochester and Georgetown.

	Amongst Dr. Porter's faculty appointments are Professor-with-Tenure and Chairman of the Department of Radiation Oncology at Wayne State University School of Medicine; Professor and Interim Chairman of the Department of Radiation Oncology at the Medical College of Ohio; and has Hospital Privileges at 9 prestigious hospitals. He has received Certifications as Diplomate in Medical Oncology and Radiotherapy from the Royal College of Radiologists in England, Specialist in Radiation Oncology from the Royal College of Physicians and Surgeons in Canada, and Diplomate in Health Care Administration from the American Academy of Medicine Administrators. His name has been included in the Best Doctors in America for the past 10 years, Physicians Recognition Award of the American Medical Association, Best Doctors in the MidWest, Who's Who in Science and Technology, Who's Who in Medicine, Who's Who in America, Marquis Who's Who, International Who's Who in Medicine, Life Fellow of the International Biographical Association, Commendation of the City of Detroit, Commendation of Wayne County, Commendation of the State of Michigan, and Michigander of the Year.

       Professionally, he is a member of more than 24 Professional Societies including the Royal College of Radiologists (England), European Society for Therapeutic Radiation Oncology, American Medical Association, National Cancer Institute, and American Hospital Association. Dr. Porter served as Presidents of the American Brachytherapy Society, American Cancer Society (Michigan Division and Great Lake Division), American College of Oncology Administrators; and Chancellor, President and Chairman of the Board of Chancellors of the American College of Radiation Oncology; and is currently on the Board of Scientific Counselors of the National Cancer Institute (USA). He is a Fellow of the Royal Society of Medicine, Royal College of Physicians & Surgeons of Canada, American College of Angiology, Detroit Academy of Medicine, American Academy of Medical Administrators, American College of Radiation Oncology, and the American College of Radiology.

	He served as a consultant for the World Health Organization working to establish international medical research and treatment programs in Turkey, India, Yemen, Brazil and throughout Europe. In addition, Dr. Porter is on the Editorial Board of 14 scientific journals and has to his credit more than 300 scholarly works in peer-reviewed journals, chapters in books and in proceedings of conferences, and has received numerous awards from several organizations. He is a frequent speaker at the university and medical conference level throughout the world. He has received almost $4 million for several Grants. In
September 2001, President G. W. Bush appointed Dr. Porter to a Presidential commission to review the health care provided by the Department of Defense and the V.A. organizations. In December 2001 Mayor-Elect Kilpatrick appointed
Dr. Porter to his transition team and to chair his health care task force.


	SUSAN F. REYNOLDS, M.D., Ph.D. has served as the Managing Partner of the Los Angeles based Executive Search firm, Susan Reynolds and Associates, since 1998, catering to the medical industry by providing leadership and management consulting, along with executive coaching and career transition counseling.
From 1993 to 1998 she was a keynote speaker on health care reform for the Nationwide Speakers' Bureau; President of Health Care Reform Consultants, preparing a presidential briefing book for President Clinton called 'Building a Healthy America', which outlined an alternate strategy for national health care reform; founded and led the Physician Executive Practice at Heidrick & Struggles, and was a Managing Director for Russell Reynolds Associates.

	In 1967 she graduated Valedictorian and Magna Cum Laude from Springside School in Philadelphia and in 1970 graduated from Vassar College in Poughkeepsie, NY with an A.B., Cum Laude Generali et Cum Laude in Materia Subjecta, in Chemistry with a Distinction in Biochemistry. Her education was furthered at the UCLA Medical Center in Los Angeles, CA, where she received a Ph.D. in Biological Chemistry and an M.D. in 1974 and 1976 respectively, completed her Internship in Internal Medicine and Residency in Internal Medicine with specialization in Critical Care Medicine during 1976 to 1979, followed by a Fellowship in Cardiology with specialization in Critical Care Medicine and Administrative Medicine from 1979 to 1981.

	From 1980 to 1981 she was the Director of Critical Care Services for Century City Hospital at National Medical Enterprises, where she was responsible for the reengineering of four intensive care units, increasing the quality of care while making them more cost effective. An audit of this process resulted in the hospital successfully getting a two-year accreditation from JCAH. From 1977 to 1982 she was an Emergency Physician based at Santa Monica Hospital. From 1982 to 1994 Dr. Reynolds was the Medical Director and CEO of the Malibu Emergency Room and Family Medical Center serving 150 square miles of the semi-rural, isolated community of Malibu which has no hospital and Co-Produced the Malibu Emergency Room Benefit Concerts headlining Linda Ronstadt, December 1982; Johnny Carson, March 1984; and Eddie Van Halen, May 1985.

While in Malibu Dr. Reynolds became a contract physician responsible for all Workers' Compensation cases, pre-employment and annual physicals for Hughes Aircraft employees at the Malibu facility from 1985 to 1993. She was also the Community Outreach Director for Saint John's Hospital in Malibu from 1991 to 1993 developing and implementing a community outreach program, which increased St. John's market share in Malibu by 6.9% in the first year of program. In 1994 she was the Vice President of Associated Physicians of Saint John's where she also served as a Utilization Reviewer for a 330 physician IPA, and from 1994 to 1995 she was the Director of Urgent Care Services and Women's Health at the Prairie Medical Group.

	Dr. Reynolds was appointed by President Clinton to serve on the Transition Team Task Group on Health Care Delivery from 1992 to 1993, and then served another year on the Clinton Health Care Task Force, Member White House Health Professionals Review Group, where she created the 'Smart' Card in the ClintonHealth Plan. From 1994 to 1998 she was academically appointed to the UCLA
School of Medicine, Assistant Clinical Professor, Department of Internal
Medicine, Emergency Medicine Division.

        During 25 years of her illustrious career she has received Honors such as the Woman of the Year, California's 44th Assembly District; American Medical Women's Association, Community Service Award for California; Distinguished Alumna, Springside School, Philadelphia; Malibu Times Citizen of the Year; Los Angeles County Distinguished Service Award; Distinguished Citizen Award, County of Los Angeles for founding the Malibu Emergency Room; Emil Bogen Research Prize, UCLA School of Medicine; and Phi Beta Kappa, Vassar College.

        Professionally she is a member of the Board of Directors of the Academy for Guided Imagery, American Medical Women's Association, California Medical Association, Los Angeles County Medical Association, California Chapter of the American College of Emergency Physicians, and has been a member of the Board of Directors of A Call to Serve (ACTS) International, the Los Angeles Pediatric and Family Medical Center, American College of Emergency Physicians, President of the American Association of Women Emergency Physicians, California State Director and Western Regional Governor of the American Medical Women's Association, President of the Malibu Chamber of Commerce, and President of the Malibu Rotary Club. She is licensed as a Diplomate, American Board of Internal Medicine, holds California Medical License #G34506, and DEA #AR7615175.

        To her credit, she has given more than 45 Public Speaking Engagements, produced 7 large organized conferences in which she participated as a speaker, and has authored and coauthored at least 20 Referenced Publications. Her soon to be published book is entitled 'Leading From Inside-Out: A Mind-Body-Spirit Approach to Leadership Development and Organizational Transformation, which may be formatted into a PBS special later this year.


       WILLIAM J. WALKER, JR., Ph.D. currently serves as the President and CEO of Comprehensive Physics and Regulatory Services, Ltd. overseeing a staff of 18 professional medical physicists, dosimetrists and service personnel, and is responsible for corporate programs to provide quality medical radiation therapy physics and state-of-the-art treatment planning services to over 20 free-standing radiation therapy centers located in eastern United States, treating around 450 cancer patients daily.

       He was the Director of Physics for EquiMed, Inc. administering the Radiological Physics, Regulatory Affairs, Radiation Safety and National Service programs from 1994 to 1998; and the Chief of Radiation Safety Branch, Division of Safety and Radiation Safety Officer of the National Institutes of Health in Bethesda, MD from 1989 to 1994. Doctor Walker served as a consultant to the U.S. Nuclear Regulatory Commission in Washington, D.C., was a senior consultant to the Institute for Radiological Imaging Sciences in Germantown, MD, and Consulting Radiological Physicist to Sacred Heart Hospital in Allentown, PA.

       Professionally, he served as the Secretary/Treasurer, then President of the Mid-Atlantic Chapter of the American Association of Physicists in Medicine; on the Certification Exam Panel of the American Board of Health Physics; is a Member of the Visiting Committee for the Department of Nuclear and Radiological Engineering at the University of Florida; and has served on several Committees of the American College of Nuclear Physicians, including the Nuclear Medicine Science Committee, the Standardization of Nuclear Medicine Instrumentation Committee, Government Affairs Committee, Equipment Specifications and Performance Committee, and Subcommittee on Nuclear Medicine Technology. He is a member of the Health Physics Society, American Association of Physicists in Medicine, Society of Sigma XI, Lions Club International, and was Chairman of the Board of Directors of the Profound Paralysis Foundation.

    Doctor Walker received his Ph.D. in Radiological Physics in 1971 from the University of Florida, his Master of Science in Radiation Biophysics from
The University of Kansas in 1964, and a Bachelor of Science in Civil Engineering from the Virginia Military Institute in 1958. He is a Certified Health Physicist from the American Board of Health Physics, a Registered Professional Civil and Sanitary Engineer, a Licensed Therapeutic Radiological Physicist in the State of Florida, a Qualified Expert for Diagnostic and Therapeutical X-ray Inspection in the State of Virginia, and a Qualified Expert as a Radiation Machine Inspector in the State of Maryland. To his credit, he has authored and coauthored 18 publications.


ITEM 6:		EXECUTIVE COMPENSATION


	The following table sets out the cash compensation awarded to or earned by the chief executive officer and for the director of scientific and medical development. There were no non-cash considerations or awards given to any officers of the Company.


                    SUMMARY COMPENSATION TABLE

           Annual Compensation
        -------------------------------
                                         (a)         (b)          (c)
(d)
Name
 And
Principal             Salary        Bonus
Position   Year        ($)           ($)

K Hankin   2002      104,000          nil
CEO

A. Nickel  2002       31,750          nil
Director
Scientific
& Med Dev.

ITEM 7:		CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of our officers, directors, promoters or affiliates has or proposes to have any direct or indirect material interest in any asset proposed to be acquired through security holdings, contracts, options, or otherwise.

It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to any of our directors or executive officers, or to any other of our affiliates except as described in this registration statement. See "Executive Compensation".

ITEM 8:		DESCRIPTION OF SECURITIES

Common Stock

	The Company is authorized to issue 100,000,000 shares of common stock, par value $.001, of which 1,586,895 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable


                                      PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
            EQUITY AND OTHER SHAREHOLDER MATTERS

	There is no established public trading market for the Company's common stock. It is not traded on an exchange or in the over-the-the counter market. There is no assurance that an active market will develop for the Company's common stock in the future.

ITEM 2.	LEGAL PROCEEDINGS

	The Company is not subject to any legal proceedings.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

	There are no changes in accountants or disagreements that exist at this time.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

The Company has sold approximately 895,000 shares of unregistered stock at a price of $0.90 per share. This stock has been sold pursuant to the Rule 144 of Regulation D of the Securities Act.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

This Corporation may, in its discretion, indemnify any director, officer, employee, or agent in the following circumstances and in the following manner:

   (a) The Corporation may indemnify any person who was or is a part, or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees at all trial and appellate levels), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

       (b) The Corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action orsuit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees at all trial and appellate levels), actually and reasonable incurred by him in connection with the defense of settlement of such action or suit, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is rarely and reasonably entitled to indemnity for such expenses which such court shall deem proper.

       (c) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections (a) or (b) of this Article IX, or in defense of any claim, issue, or matter therein, shall be indemnified against expenses (including attorneys' fees at trial and appellate levels) actually and reasonably incurred by him in connection therewith.

       (d) Any indemnification under Sections (a) or (b) of this Article IX, unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections (a) or (b) or this Article IX. Such determination shall initially be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit, or proceeding. If the Board of Directors shall, for any reason, decline to make such a determination, then such determination shall be made by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding; provided, however, that a determination made by the Board of Directors pursuant to this Section may be appealed to the shareholders by the party seeking indemnification or any party entitled to call a special meeting of the shareholders pursuant to Section 2 of Article I and, in such case, the determination made by the majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding shall prevail over a contrary determination of the Board of Directors pursuant to this Section.

       (e) Expenses (including attorneys' fees at all trial and appellate levels) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon a preliminary determination following one of the procedures set forth in this Article IX, that a director, officer, employee or agent met the applicable standard of conduct set forth in this Article IX, and upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

       (f) The Corporation may make any other or further indemnification, except an indemnification against gross negligence or willful misconduct, under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the indemnified party's official capacity and as to action in another capacity while holding such office.

       (g) Indemnification as provided in this Article IX may continue as to a person who has ceased to be a director, officer, employee or agent and may inure to the benefit of the heirs, executors and administrators of such a person upon a proper determination initially made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding. If the Board of Directors shall, for any reason, decline to make such a determination, then such determination may be made by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding; provided, however, that a determination made by the Board of Directors pursuant to this Section may be appealed to the shareholders by the party seeking indemnification or his representative or by any party entitled to call a special meeting of the shareholders pursuant to Section 2 or Article I and in such case, the determination made by the majority vote of quorum consisting of shareholders who were not parties to such action, suit, or proceeding shall prevail over a contrary determination of the Board of Directors pursuant to this Section (g)

       (h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IX.
       (i)If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the time of delivery to shareholders or written notice of the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within 15 months from the date of such payment, deliver either personally or by mail to each shareholder of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amount paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

       (j) This Article IX shall be interpreted to permit indemnification to the fullest extent permitted by law. If any part of this Article shall be found to be invalid or ineffective in any action, suit or proceeding, the validity and effect of the remaining part thereof shall not be affected. The provisions of this Article IX shall be applicable to all actions, claims, suits, or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption.


Transfer Agent

       The Company has engaged Florida Atlantic Stock Transfer, Inc. to be its Transfer agent.

                                         PART F/S


Financial Statements and Supplementary Data

       The Company's financial statements from inception to June 30, 2002 have been examined to the extent indicated in their reports by Michael Johnson & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, in response to Part F/S of this Form 10-SB.



                    UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                            (A Development Stage Company)

                              Financial Statements
                           Period Ended June 30, 2002









                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Universal Healthcare Management Systems, Inc., Inc.


We have audited the accompanying consolidated balance sheet of Universal Healthcare Management Systems, Inc., Inc. (A Development Stage Company) as of June 30, 2002, and the related consolidated statement of operations, cash flows, and changes in stockholders' equity for the period December 26, 2001 (inception) to June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Healthcare Management Systems, Inc., at June 30, 2002, and the results of their consolidated operations and their cash flows for the period, December 26, 2001 (inception) to June 30, 2002 in conformity with accounting principles generally accepted in the United States.




Michael Johnson & Co., LLC
Denver, Colorado
August 28, 2002
















                        UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                             CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 2002

ASSETS:
Current Assets:
 Cash                                                        $116,310
 Deposits                                                     166,000
 Sundry asset                                                     585
                                                              -------

Total Current Assets                                          282,895
                                                              -------

Fixed Assets:
Computer equipment - net of accum depreciation of $1,000       15,687
                                                               ------

Net Fixed Assets                                               15,687
                                                               ------

TOTAL ASSETS                                                 $298,582
                                                              =======


LIABILITIES AND STOCKHOLDERS' EQUITY:

Current Liabilities:
Accounts payable                                             $    -
                                                              -------

TOTAL CURRENT LIABILITIES                                         -
                                                              -------


Stockholders' Equity:
 Preferred stock, $.001 par value, 100,000,000
   shares authorized: none outstanding                            -
 Common stock, $.001 par value, 100,000,000
   shares authorized, 1,586,895 shares issued and
   outstanding                                                  1,587
 Additional paid in capital                                   765,678
Deficit accumulated during the development stage             (468,683)
                                                              -------
Total Stockholders' Equity                                    298,582
                                                              -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $298,582
                                                              =======

</TABLE

The accompanying notes are an integral part of these financial statements.

                     UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE PERIOD DECEMBER 26, 2001(INCEPTION) TO JUNE 30, 2002

INCOME                                                      $     -


OPERATING EXPENSES:
Legal fees                                                    137,744
Consulting fees                                               131,960
Management fees                                               113,332
General and administrative                                     72,440
Marketing, travel, and entertainment                           13,207
                                                              -------
Total Operating Expenses                                      468,683
                                                              -------

Net Loss from Operations                                    $(468,683)
                                                              =======

Weighted average number of shares outstanding               1,586,895
                                                            =========


Net Loss Per Share                                          $   (0.30)
                                                             ========




















The accompanying notes are an integral part of these financial statements.







                     UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE PERIOD DECEMBER 26, 2001(INCEPTION) TO JUNE 30, 2002

                               INDIRECT METHOD
Cash Flows From Operating Activities:
 Net loss                                                 $  (468,683)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Stock issued for services                                      6,500
   Changes in assets and liabilities:
   Increase in deposits                                      (166,000)
    Increase in sundry assets                                    (585)
                                                            ---------

       Total adjustments                                     (160,085)
                                                            ---------

Net cash used in operating activities                        (628,768)
                                                            ---------

Cash Flow From Investing Activities:
  Purchase of computer equipment                              (15,687)
                                                            ---------

  Net cash used in investing activities                       (15,687)
                                                            ---------


Cash Flow From Financing Activities:
  Issuance of common stock                                    760,765
                                                             --------

  Net cash provided by financing activities                   760,765
                                                             --------

Increase (Decrease) in cash                                   116,310

Cash and cash equivalents - beginning of period                   -
                                                              -------

Cash and cash equivalents - end of period                  $  116,310
                                                            =========

Supplemental Cash Flow Information:
  Interest paid                                            $    -
                                                            =========
  Taxes paid                                               $    -
                                                            =========

The accompanying notes are an integral part of these financial statements.







                     UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE PERIOD DECEMBER 26, 2001(INCEPTION) TO JUNE 30, 2002

                                                       Deficit
                                                     Accumulated
                                         Additional   During the
                          Common Stock    Paid-In    Development
                      Shares    Amount   Capital        Stage       Totals
Balance -  December
      26, 2001          -      $   -     $    -      $    -       $     -

Stock issued for
       Cash          1,586,895     1,587    759,178         -        760,765
Stock issued for
   Services             -          -          6,500         -          6,500

Net loss for
   period               -          -         -        (468,683)     (468,683)
                     ---------   ------   ---------   --------     ---------
Balance - June 30,
   2002              1,586,895  $ 1,587  $  765,678  $(468,683)  $   298,582
                     =========   ======   =========   ========     =========


























The accompanying notes are an integral part of these financial statements.




                     UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                             (A Development Stage Company)
                              Notes To Financial Statements
                                       June 30, 2002

Note 1 - General

	Nature of Business

Universal Healthcare Management Systems, Inc., Inc. (the "Company") was incorporated on December 26, 2001 under the laws of the State of Florida. The Company's primary business activity is to complete the construction of a medical facility dedicated to the treatment of cancer related diseases. The Company plans on constructing and/or acquiring several different locations over time.

The Company has two subsidiaries, Oncology Care and Wellness Center, Inc. and Universal Holdings & Development, Inc., both that are inactive at this time.

	The Company's fiscal year end is June 30.

Note 2 - Summary of Significant Accounting Policies:

	Basis of Presentation - Development Stage Company

The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows are summarized below.

	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

	Cash and Cash Equivalents

	For purposes of the statement of cash flows, the Company considered all
cash and other highly	liquid investments with initial maturities of three
months or less to be cash equivalents.


                         UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                               (A Development Stage Company)
                               Notes To Financial Statements
                                   June 30, 2002


       Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse
	.

        Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Note 3 - Deposits

The Company has deposited funds with its corporate attorney. The main purpose is to fund the purchase of a parcel of land comprising 2.25 acres of raw land at the corner of West 16th Avenue and 37th Street in Hialeah, Florida. The closing date will be determined once financing is in place.

Note 4 - Warrants to Purchase

Each of the existing shareholders has been given a warrant to purchase additional stock equivalent to the amount of stock already owned. The warrant to purchase is exercisable only after the first day upon which the Company begins trading as a public entity. The warrant to purchase is good for 90 days after which it becomes null and void. The exercise price is determined by the average "Closing Bid Price of the common stock of the Company for the five (5) trading days prior to the "Date of Exercise." If the stock has not trade for five (5) days, then the closing price of the last day before the exercise date shall be used as the exercise price.

The holder of a warrant to purchase agrees that the resale of the shares issuable upon exercise may be subject to "lock-up" pursuant to any restrictions reasonably required by any underwriter, if applicable, and to the extent the Company undertakes a secondary offering.

In the event that the Company proposes to file a registration statement under the Act, the Company must give the Holder of such warrant fifteen days written notice prior to the filing of such registration statement. If the Holder wishes to include his warrant stock as part of the registration statement, any written notice of such intention must be made and given to the Company not lees than five (5) days prior to the date specified in the notice as the date on which such registrations statement is intended to be filed.




                          UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                               (A Development Stage Company)
                               Notes To Financial Statements
                                   June 30, 2002


Note 5 - Income Taxes

	There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses in all periods and for all jurisdictions.

	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets are as follows:
	Deferred tax assets
	   Net operating loss carryforwards					  $468,683
	   Valuation allowance for deferred tax assets	  		  (468,683)
                                                                    --------

	Net deferred tax assets			                         $    -
                                                                    ========

	Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of June 30, 2002, the Company had net operating loss carryforwards of approximately $468,683 for federal and state income tax purposes. These carryforwards, if not utilized to offset taxable income begin to expire in 2016. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.














                          UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                               (A Development Stage Company)
                               Notes To Financial Statements
                                   June 30, 2002



Note 6 - Commitments

Rental Lease

As of June 30, 2002, the Company had entered into a non cancelable operating lease agreement for the rental of office space and services, expiring July 2003, with monthly payments of $3,900. Minimum rentals, on an annual basis, are as follows:

   				2003		$46,800



Consulting Agreement

In June 2002, the Company entered into a consulting agreement with a medical consulting and development service provider. Monthly payments of $6,000 are due provider and the contract expires December 31, 2002.




	                                 PART III

Item 1.		Index to Exhibits

       The following exhibits are filed with this Registration Statement:

Exhibit No.			Exhibit Name
3(i).1	            Articles of Incorporation

3(ii).1		      By-laws
3(iii) 1		      Amendment to articles.

3(iv)	                  Corporate Charter

3(v)	                  Certificate of Good Standing

3(vi)                   Resolutions

23                      Consent of independent accountants

99                      Warrant to Purchase


Item 2.		Description of Exhibits

       See Item 1 above.



	Signatures

       In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                         Universal Healthcare Management Systems, Inc.
                                               (Registrant)

Date: September 26, 2002    BY:  s/s  KENNETH HANKIN
                               -------------------------------
Marvin Winick, President & CEO

       In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date				Signature				Title

September 26, 2002	BY:S/S KENNETH HANKIN		Director, President,
                           ------------------
        		            KENNETH HANKIN




                                                  EXHIBIT 3(i).1


                           ARTICLES OF INCORPORATION

                                      OF

                   UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.





ARTICLE I - NAME

The name of this corporation is Universal Healthcare Management Systems, Inc.

ARTICLE II - DURATION

This corporation shall have perpetual existence commencing on the date of the filing of these Articles of Incorporation with the Department of State.

ARTICLE III - PURPOSE

This corporation is organized under the laws of the State of Florida as a corporation for profit for the purposes of transacting business relating to, but not necessarily limited to, healthcare and the management thereof. This corporation shall be in the healthcare and management profession, and is authorized to purchase, sell, trade, own and manage other corporations, and to conduct any other business as is lawful under the laws of the State of Florida and the United States.

ARTICLE IV - CAPITAL STOCK

This corporation is authorized to issue one hundred million (100,000,000) shares of common stock, which shall have a par value of one ten thousandth of one dollar ($.0001) per share.

ARTICLE V - INITIAL OFFICE

The initial mailing address and street address of the corporation is:

14614 S. W. 174 Terrace, Miami, FL 33177

ARTICLE VI - INITIAL REGISTERED AGENT

The initial name of the registered agent is:

Kenneth N. Hankin

and the address for the initial registered agent is:
14614 S. W. 174 Terrace, Miami, FL 33177


ARTICLE VII - INITIAL BOARD OF DIRECTORS

The corporation shall have two (2) directors constituting the initial Board of Directors. The number of directors may be increased or decreased from time to time in accordance with the by-laws of the corporation, but shall never be less than one. The names and street addresses of the initial Board of Directors are:

                 NAME						    ADDRESS

Kenneth N. Hankin			14614 S. W. 174 Terrace, Miami, FL 33177

Ardie R. Nickel			1660 N. W. 94 Avenue, Plantation, FL 33322

                              ARTICLE VIII - INCORPORATOR

The name and address of the person signing these Articles of Incorporation is:

                 NAME						    ADDRESS

Kenneth N. Hankin			14614 S. W. 174 Terrace, Miami, FL 33177

                        ARTICLE IX - INDEMNIFICATION
The corporation shall indemnify any officer or director or any former officer or director to the fullest extent permitted by law.

ARTICLE X - AMENDMENTS

The corporation reserves the right to amend or repeal any of the provisions contained in these Articles of Incorporation or any amendments hereto, andreserves the right to amend or repeal any of the provisions contained in the by-laws of the corporation or any amendments thereto. Any right conferred upon the shareholders is subject to this reservation.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation on the 21st day of December 2001.

       __S/S Kenneth Hankin__________
            Kenneth N. Hankin

ACCEPTANCE OF REGISTERED AGENT

Having been named as registered agent and to accept service of process for the above stated corporation at the place designated in the Articles of Incorporation, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties and I am familiar with and accept the obligation of my position as registered agent.


       ______________________________









                                           EXHIBIT 3(ii).1


                                      BYLAWS
                                        OF
                       UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.


ARTICLE I

SHAREHOLDERS

SECTION 1.  Annual Meetings
       (a) The annual meeting of the shareholders of the Corporation, shall be held at the principal office of the Corporation in the State of Florida or at such other place within or without the State of Florida as may be determined by the Board of Directors and as may be designated in the notice of such meeting. The meeting shall be held on the third Thursday of October of each year or on such other day as the Board of Directors may specify. If said day is a legal holiday, the meeting shall be held on the next succeeding business day not a legal holiday.

       (b) Business to be transacted at such meeting shall be the election of directors to succeed those whose terms are expiring and such other business as may be properly brought before the meeting.

     (c) In the event that the annual meeting, by mistake or otherwise, shall not be called and held as herein provided, a special meeting may be called as provided for in Section 2 of this Article I in lieu of and for the purposes of and with the same effect as the annual meeting.

SECTION 2.  Special Meetings
       (a) A special meeting of the shareholders of the Corporation may be called for any purpose or purposes at any time by the President of the Corporation, by the Board of Directors or by the holders of not less than 40% of the outstanding capital stock of the Corporation entitled to vote at such meeting.

 (b) At any time, upon the written direction of any person or persons entitled to call a special meeting of the shareholders, it shall be the duty of the Secretary to send notice of such meeting pursuant to Section 4 of this
Article I. It shall be the responsibility of the person or persons directing the Secretary to send notice of any special meeting of shareholders to deliver such direction and a proposed form of notice to the Secretary not less than 15 days prior to the proposed date of said meeting.

       (c) Special meetings of the shareholders of the Corporation shall be held at such place, within or without the State of Florida, on such date, and at such time as shall be specified in the notice of such special meeting.

SECTION 3.  Adjournment

       (a) When the annual meeting is convened, or when any special meeting is convened, the presiding officer may adjourn it for such period of time as may be reasonably necessary to reconvene the meeting at another place and time.
       (b) The presiding officer shall have the power to adjourn any meeting of the shareholders for any proper purpose, including, but not limited to, lack of a quorum, securing a more adequate meeting place, electing officials to count and tabulate votes, reviewing any shareholder proposals or passing upon any challenge which may properly come before the meetings.
       (c) When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given in compliance with Section 4(a) of this Article I to each shareholder of record on the new record date entitled to vote at such meeting.

SECTION 4.  Notice of Meetings, Purpose of Meeting, Waiver

       (a) Each shareholder of record entitled to vote at any meeting shall be given in person, or by first class mail, postage prepaid, written notice of such meeting which, in the case of a special meeting, shall set forth the purpose(s) for which the meeting is called, not less than 10 or more than 60 days before the date of such meeting. If mailed, such notice is to be sent to the shareholder's address as it appears on the stock transfer books of the Corporation, unless the shareholder shall request of the Secretary in writing at least 15 days prior to the distribution of any required notice that any notice intended for him or her be sent to some other address, in which case the notice may be sent to the address so designated. Notwithstanding any such request by a shareholder, notice sent to a shareholder's address as it appears on the stock transfer books of this Corporation as of the record date shall be deemed properly given. Any notice of a meeting sent by United States mail shall be deemed delivered when deposited with proper postage thereon with the United States Postal Service or in any mail receptacle under its control.
       (b) A shareholder waives notice of any meeting by attendance, either in person or by proxy, at such meeting or by waiving notice in writing either before, during or after such meeting. Attendance at a meeting for the express purpose of objecting that the meeting was not lawfully called or convened, however, will not constitute a waiver of notice by a shareholder who states at the beginning of the meeting, his or her objection that the meeting is not lawfully called or convened.

       (c) A waiver of notice signed by all shareholders entitled to vote at a meeting of shareholders may also be used for any other proper purpose including, but not limited to, designating any place within or without the State of Florida as the place for holding such a meeting.

       (d) Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written waiver of notice.

SECTION 5.  Closing of Transfer Books, Record Date, Shareholder's List

       (a) In order to determine the holders of record of the capital stock of the Corporation who are entitled to notice of meetings, to vote a meeting or adjournment thereof, or to receive payment of any dividend, or for any other purpose, the Board of Directors may fix a date not more than 60 days prior to the date set for any of the above-mentioned activities for such determination of shareholders.

       (b) If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting.
       (c) In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the date for any such determination of shareholders, such date in any case to be not more than 60 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

       (d) If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

       (e) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date under this Section for the adjourned meeting.
(f) The officer or agent having charge of the stock transfer books of the Corporation shall make, as of a date at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of each shareholder and the number and class and series, if any, of shares held by each shareholder. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation or at the office of the transfer agent or registrar of the Corporation for a period of 10 days prior to such meeting and shall be available for inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of any meeting of shareholders and shall be subject to inspection by any shareholder at any time during the meeting.

       (g) The original stock transfer books shall be prima facie evidence as to the shareholders entitled to examine such list or stock transfer books or to vote any meeting of shareholders.

       (h) If the requirements of Section 5(f) of this Article I have not been substantially complied with, then, on the demand of any shareholder in person or by proxy, the meeting shall be adjourned until such requirements are complied with.

       (i) If no demand pursuant to Section 5(h) of this Article I is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.
       (j) Section 5(g) of this Article I shall be operative only at such time(s) as the Corporation shall have 6 or more shareholders.

SECTION 6.  Quorum

       At any meeting of the shareholders of the Corporation, the presence, in person or by proxy, of shareholders owning a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote thereat shall be necessary to constitute a quorum for the transaction of any business. If a quorum is present, the vote of a majority of the shares represented at such meeting and entitled to vote on the subject matter shall be the act of the shareholders. If there shall not be quorum at any meeting of the shareholders of the Corporation, then the holders of a majority of the shares of the capital stock of the Corporation who shall be present at such meeting, in person or by proxy, may adjourn such meeting from time to time until holders of all of the shares of the capital stock shall attend. At any such adjourned meeting at which a quorum shall be present; any business may be transacted which might have been transacted at the meeting as originally scheduled.
SECTION 7.  Presiding Officer, Order of Business

(a) Meetings of the shareholders shall be presided over by the Chairman of the Board, or, if he or she is not present or there is no Chairman of the Board, by the President or, if he or she is not present, by the senior Vice-President present or, if neither the Chairman of the Board, the President, nor a Vice-President is present, the meeting shall be presided over by a chairman to be chosen by a plurality of the shareholders entitled to vote at the meeting who are present, in person or by proxy. The presiding officer of any meeting of the shareholders may delegate his or her duties and obligations as the presiding officer as he or she sees fit.

       (b) The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary shall act as Secretary of every meeting of shareholders, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall choose any person present to act as Secretary of the meeting.

       (c) The order of business shall be as follows:
1.	Call of meeting to order.
2.	Proof of notice of meeting.
3.	Reading of minutes of last previous shareholder's meeting or a waiver thereof.
4.	Reports of officers.
5.	Reports of committees.
6.	Election of directors.
7.	Regular and miscellaneous business.
8.	Special matters.
9.	Adjournment.

        (d) Notwithstanding the provisions of Section 7(c) of this Article I, the order and topics of business to be transacted at any meeting shall be determined by the presiding officer of the meeting in his or her sole discretion. In no event shall any variation in the order of business or additions and deletions from the order of business as specified in Section 7(c) of this Article I invalidate any actions properly taken at any meeting.
SECTION 8.  Voting

       (a) Unless otherwise provided for in the Articles of Incorporation, each shareholder shall be entitled, at each meeting and upon each proposal to be voted upon, to one vote for each share of voting stock recorded in his or her name on the books of the Corporation on the record date fixed as provided for in
Section 5 of this Article I.

       (b) The presiding officer at any meeting of the shareholders shall have the power to determine the method and means of voting when any matter is to be voted upon. The method and means of voting may include, but shall not be limited to, vote by ballot, vote by hand or vote by voice. No method of voting may be adopted, however, which fails to take account of any shareholder's right to vote by proxy as provided for in Section 10 of this Article I. In no event may any method of voting be adopted which would prejudice the outcome of the vote.


SECTION 9.  Action Without Meeting

       (a) Any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of a majority of the Corporation's outstanding stock.

       (b) In the event that the action to which the shareholder's consent is such as would have required the filing of a certificate under the Florida General Corporation Act if such action had been voted on by shareholders at a meeting thereof, the certificate filed under such other section shall state that written consent has been given in accordance with the provisions of Section 9 of this Article I.

       (c) If shareholder action is taken by written consent in lieu of meeting signed by less than all of the Corporation's shareholders, then all non-participating shareholders shall be provided with written notice of the action taken within 10 days after the date of the written instrument taking such action.

       (d) No action by written consent in lieu of meeting shall be valid if it is in contravention of applicable proxy or informational rules adopted pursuant to the Securities Exchange Act of 1934, as amended, including, without limitation, the requirements of Section 14 thereof.

SECTION 10.  Proxies

       (a) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his or her duly authorized attorney-in-fact, may authorize another person or persons to act for him or her by proxy.

       (b) Every proxy must be signed by the shareholder or his or her attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided in this Section 10.

       (c) The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of any adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of Shareholders.

       (d) Except when other provisions shall have been made by written agreement between the parties, the record holder of shares held as pledges or otherwise as security or which belong to another, shall issue to the pledgor or to such owner of such shares, upon demand therefor and payment of necessary expenses thereof, a proxy to vote or take other action thereon.

       (e) A proxy which states that it is irrevocable is irrevocable when it is held by any of the following or a nominee of any of the following: (i) a pledgee; (ii) a person who has purchased or agreed to purchase the shares; (iii) a creditor or creditors of the Corporation who extend or continue to extend credit to the Corporation in consideration of the proxy, if the proxy states that it was given in consideration of such extension or continuation of credit, the amount thereof, and the name of the person extending or continuing credit;
(iv) a person who has contracted to perform services as an officer of the Corporation, if a proxy is required by the contract of employment, if the Proxy states that it was given in consideration of such contract of employment and states the name of the employee and the period of employment contracted for; and
(v) a person designated by or under an agreement as provided in Article I hereof.
       (f) Notwithstanding a provision in a proxy stating that it is irrevocable, the proxy becomes revocable after the pledge is redeemed, the debt of the Corporation is paid, the period of employment provided for in the contract of employment has terminated, or the agreement under Article I hereof has terminated and, in a case provided for in Section 10(e)(iii) or Section 10(e)(iv) of this Article I, becomes revocable three years after the date of the proxy or at the end of the period, if any, specified therein, whichever period is less, unless the period of irrevocability of the proxy as provided in this
Section 10. This Section 10(f) does not affect the duration of a proxy under
Section 10(b) of this Article I.

       (g) A proxy may be revoked, notwithstanding a provision making it irrevocable, by a purchaser of shares without knowledge of the existence of the provisions unless the existence of the proxy and its irrevocability is noted conspicuously on the face or back of the certificate representing such shares.
       (h) If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of such persons present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy. If the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.
       (i) If a proxy expressly so provides, any proxy holder may appoint in writing a substitute to act in his or her place.
       (j) Notwithstanding anything in the Bylaws to the contrary, no proxy shall be valid if it was obtained in violation of any applicable requirements of
Section 14 of the Securities Exchange Act of 1934, as amended, or the Rules and Regulations promulgated thereunder.

SECTION 11.  Voting of Shares by Shareholders
       (a) Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the Bylaws or other instrument of the corporate shareholder.
In the absence of any such designation, or in case of conflicting designation by The corporate shareholder, the Chairman of the Board, President, any Vice-President, Secretary and Treasurer of the corporate shareholder, in that order, shall be presumed to possess authority to vote such shares.
       (b) Shares held by an administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted as shares held by him or her without a transfer of such shares into his name.

       (c) Shares standing in the name of a receiver may be voted by such receiver. Shares held by or under the control of a receiver but not standing in the name of such receiver, may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

       (d) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee.
       (e) Shares of the capital stock of the Corporation belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares.

                               ARTICLE II
DIRECTORS

SECTION I.  Board of Directors, Exercise of Corporate Powers

       (a) All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors except as may be otherwise provided in the Articles of Incorporation or in Shareholder's Agreement. If any such provision is made in the Articles of Incorporation or in Shareholder's Agreement, the powers and duties conferred or imposed upon the Board of Directors shall be exercised or performed to such extent and by such person or persons as shall be provided in the Articles of Incorporation or Shareholder's Agreement.

       (b) Directors need not be residents of this state or shareholders of the Corporation unless the Articles of Incorporation so require.

       (c) The Board of Directors shall have authority to fix the compensation of directors unless otherwise provided in the Articles of Incorporation.

       (d) A director shall perform his or her duties as a director, including his or her duties as a member of any committee of the Board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent
person in a like position would use under similar circumstances.       (e) In
performing his or her duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by: (i) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented; (ii) legal counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or (iii) a committee of the Board upon which he or she does not serve, duly designated in accordance with a provision of the Articles of Incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

       (f) A director shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance described in Section 1(e) of this Article II to be unwarranted.

       (g) A person who performs his or her duties in compliance with Section 1 of this Article II shall have no liability by reason of being or having been a director of the Corporation.

       (h) A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he or she votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.


SECTION 2.  Number, Election, Classification of Directors, Vacancies

       (a) The Board of Directors of this Corporation shall consist of not less than one director nor more than fifteen directors. The Board shall have authority from time to time, to increase the number of directors or to decrease it to not less than one member, provided that no decrease in the number of directors shall deprive a serving director of the right to serve throughout the term of his or her election.

       (b) Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall serve until his or her successor shall have been elected and qualified or until his or her earlier resignation, removal from office, or death.

       (c) At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders shall elect directors to hold office until the next succeeding annual meeting, except in case of the classification of director as permitted by the Florida General Corporation Act. Each director shall hold office for the term for which he or she is elected and until his or her successor shall have been elected and qualified or until his or her earlier resignation, removal from office, or death, and in compliance with the terms and conditions of his or her Directorship Agreement.

       (d) These Bylaws provide that the directors be divided into not more than three classes, as nearly equal in number as possible, whose terms of office shall respectively expire at different times, but no such term shall continue longer than four years, and at least one fourth of the directors shall be elected annually. If directors are classified and the number of directors is thereafter changed, any increase or decrease in directorship shall be so apportioned among the classes as to make all classes as nearly equal in number as possible.

       (e) Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the Shareholders.

SECTION 3.  Removal of Directors

       At a meeting of shareholders called expressly for that purpose, directors may be removed in the manner provided in this Section 3. Any director or one or more of the incumbent directors may be removed from office, with or without cause, by the vote of shareholders representing not less than two-thirds of the voting power of the total issued and outstanding stock entitled to voting power.

SECTION 4.  Director Quorum and Voting

(a) A majority of the directors fixed in the manner provided in these Bylaws shall constitute a quorum for the transaction of business.

       (b) A majority of the members of an Executive Committee or other committee shall constitute a quorum for the transaction of business at any meeting of such Executive Committee or other committee.

       (c) The act of a majority of the directors present at a Board meeting at which a quorum is present shall be the act of the Board of Directors.

       (d) The act of a majority of the members of an Executive Committee present at an Executive Committee meeting at which a quorum is present shall be the act of the Executive Committee.

       (e) The act of a majority of the members of any other committee present at a committee meeting at which a quorum is present shall be the act of the committee.

       (f) Directors may, if not contrary to applicable law, vote either in person or by proxy, provided that the proxy holder must be either another director, an officer or a shareholder of the Corporation; however, any director who elects to vote by proxy more than three times during any single fiscal year shall, unless otherwise determined by the Board of Directors, be automatically removed as a director.
SECTION 5.  Director Conflicts of Interest

       (a) No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because their votes are counted for such purpose, if:

                   (i) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

                  (ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or
                  (iii) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

       (b) Interested directors, whether or not voting, may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

SECTION 6.  Executive and Other Committees, Designation, Authority
(a) The Board of Directors, by resolution adopted by the full Board of Directors, may designate from among its directors an Executive Committee and one or more other committees each of which, to the extent provided in such resolution or in the Articles of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to: (i) approve or recommend to shareholders' actions or proposals required by the Florida General Corporation Act to be approved by shareholders; (ii) designate candidates for the office of director for purposes of proxy solicitation or otherwise; (iii) fill vacancies on the Board of Directors or any committee thereof; (iv) amend these Bylaws; (v) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or (vi) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, unless the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof has specified a general formula or method by resolution or by adoption of a stock option or other plan, authorized a committee to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms of a series for filing with the Department of State under the Florida General Corporation Act.

       (b) The Board, by resolution adopted in accordance with Section 6(a) of this Article II, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

       (c) Neither the designation of any such committee, the delegation thereto of authority, nor action by such committee pursuant to such authority shall alone constitute compliance by a member of the Board of Directors, not a member of the committee in question, with his responsibility to act in good faith, in manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

SECTION 7.  Place, Time, Notice and Call of Director's Meeting


(a) Meetings of the Board of Directors, regular or special, may be held either within or without the State of Florida.

        (b) A regular meeting of the Board of Directors of the Corporation shall be held for the election of Officers of the Corporation and for the transaction of such other business as may come before such meeting as promptly as practicable after the annual meeting of the shareholders of this Corporation without the necessity of notice other than this Bylaw. Other regular meetings of the Board of Directors of the Corporation may be held at such places as the Board of Directors of the Corporation may from time to time resolve without notice other than such resolution. Special meetings of the Board of Directors may be held at any time upon call of the Chairman of the Board of Directors or a majority of the Directors of the Corporation, at such time and at such place as shall be specified in the call thereof. Notice of any special meeting of the Board of Directors must be given at least two days prior thereto, if by written notice delivered personally; or at least five days prior thereto, if mailed; or at least two days prior thereto, if by telegram; or at least two days prior thereto, if by telephone. If such notice is given by mail, such notice shall be deemed to have been delivered when deposited with the United States Postal Service addressed to the business address of such director with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed delivered when the telegram is delivered to the telegraph company. If notice is given by telephone, such notice shall be deemed delivered when the call is completed.

       (c) Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

       (d) Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

       (e) A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

       (f) Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

SECTION 8.  Action by Directors Without a Meeting

       (a) Any action required by the Florida General Corporation Act to be taken at a meeting of the Directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all of the members of the committee, as the case may be, and is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

       (b) If not contrary to applicable law, directors may take action as the Board of Directors or committees thereof through a written consent to action signed by a number of directors sufficient to have carried a vote of the Board of Directors or committee thereof with all members present and voting; provided, that all directors not joining in such written instrument shall be deemed for all purposes to have cast dissenting votes, and that all directors not parties to such instrument shall receive written notice of all action taken through such instrument within three days after such instrument shall have been subscribed by the requisite number of directors required for such action.

SECTION 9.  Compensation

       The directors and members of the Executive and any other committee of the Board of Directors shall be entitled to such reasonable compensation for their services and on such basis as shall be fixed from time to time by resolution of the Board of Directors. The Board of Directors and members of any committee of that Board of Directors shall be entitled to reimbursement for any reasonable expenses incurred in attending any Board or committee meeting. Any director receiving compensation under this Section shall not be prevented from serving the Corporation in any other capacity and shall not be prohibited from receiving reasonable compensation for such other services.


SECTION 10.  Resignation

       Any Director of the Corporation may resign at any time by providing the Board of Directors with written notice indicating the Director's intention to resign and the effective date thereof.


                                  ARTICLE III
                                    OFFICERS

SECTION 1.  Election, Number, Terms of Office

       (a) The officers of the Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice-Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors at such time and in such manner as may be prescribed by these Bylaws. Such other officers and assistance officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors. The officers of the Corporation shall be hereinafter collectively referred to as the 'Officers.'

       (b) All officers and agents, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws, or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

       (c) Any two or more offices may be held by the same person, except for the offices of President and Secretary.
       (d) A failure to elect a Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, a Vice-President, a Secretary or a Treasurer shall not affect the existence of the Corporation.

SECTION 2.  Removal

       An officer of the Corporation shall hold office until the election and qualification of his successor; however, any officer of the Corporation may be removed from office by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create any contract right to employment or compensation.

SECTION 3.  Vacancies

       Any vacancy in any office from any cause may be filled for the unexpired portion of the term of such office by the Board of Directors.

SECTION 4.  Powers and duties

       (a) The Chairman of the Board of Directors shall preside over meetings of the Board of Directors and the shareholders. Unless a separate Chief
Executive Officer is elected, the Chairman shall exercise the powers hereafter granted to that office. Unless a Chairman of the Board is specifically elected, the President shall be deemed to be the Chairman of the Board.

       (b) The Chief Executive Officer shall be the principal officer of the Corporation to whom all other officers shall be subordinate. In the event no Chief Executive Officer is separately elected, such office shall be assumed by the Chairman of the Board, and if no such office has been filled, by the President. Except where by law the signature of the President is required or unless the Board of Directors shall rule otherwise, the Chief Executive Officer shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation which may be authorized by the Board of Directors.
       (c) The Chief Operating Officer of the Corporation shall be responsible for management of the day-to-day affairs of the Corporation, subject to compliance with the directions of the Board of Directors and of the Chief Executive Officer. He shall be responsible for the general day-to-day supervision of the business and affairs of the Corporation. He shall sign or countersign all certificates, contracts or other instruments of the Corporation as authorized by the Board of Directors. He may, but need not, be a member of the Board of Directors.

       (d) Unless otherwise provided by specific resolution of the Board of Directors, the President shall be the Chief Operating Officer of the Corporation. In the absence of a separately elected or available Chief Executive Officer or Chairman of the Board, the President shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of the Shareholders and the Board of Directors. He shall make reports to the Board of Directors. The Board of Directors will at all times retain the power to expressly delegate the duties of the President to any other officer of the Corporation.

       (e) The Chief Financial Officer shall be responsible for coordinating all financial aspects of the Corporations' operations, including strategic financial planning, the supervision of the Corporation's Treasurer, Comptroller and outside auditors. In the event an Audit Committee of the Board of Directors is designated and serving, he shall be responsible for keeping such committee fully and timely informed of all matters under its jurisdiction. In addition, the Chief Financial Officer shall be responsible for overseeing preparation and filing of all reports of the Corporations' activities required to be filed, either periodically or on a special basis with the United States Internal Revenue Service and Securities and Exchange Commission and other federal and state governmental agencies.

       (f) The Vice-President(s), if any, in the order designated by the Board of Directors, shall exercise the functions of the President in the event of the absence, disability, death, or refusal to act of the President. During the time that any Vice-President is properly exercising the functions of the President, such Vice-President shall have all the powers of and be subject to all restrictions upon the President. Each Vice-President shall have such other duties as are assigned to him from time to time by the Board of Directors or by the President of the Corporation.

        (g) The Secretary of the Corporation shall keep the minutes of the meetings of the shareholders of the Corporation, and, unless provided otherwise by the Chairman at any meeting of the Board of Directors, the Secretary shall keep the minutes of the meetings of the Board of Directors of the Corporation. The Secretary shall be the custodian of the minute books of the Corporation and such other books and records of the Corporation as the Board of Directors of the Corporation may direct. The Secretary of the Corporation shall have the general responsibility for maintaining the stock transfer books of the Corporation, or of supervising the maintenance of the stock transfer books of the Corporation by the transfer agent, if any, of the Corporation. The Secretary shall be the custodian of the corporate seal of the Corporation and shall affix the corporate seal of the Corporation on contracts and other instruments as the Board of Directors may direct. The Secretary shall perform such other duties as are assigned to him from time by the Board of Directors or the President of the Corporation.

       (h) The Treasurer of the Corporation shall be directly subordinate to the Chief Financial Officer. In the absence of a Chief Financial Officer, such office shall be filled by the Treasurer. The Treasurer shall have custody of all funds and securities owned by the Corporation. The Treasurer shall cause to be entered regularly in the proper books of account of the Corporation full and accurate accounts of the receipts and disbursements of the Corporation. The Treasurer of the Corporation shall render a statement of the cash, financial and other accounts of the Corporation whenever he is directed to render such a statement by the Board of Directors or by the President of the Corporation. The Treasurer shall at all reasonable times make available the Corporations' books and financial accounts to any director of the Corporation during normal business hours. The Treasurer shall perform all other acts incident to the office of Treasurer of the Corporation, and he shall have such other duties as are assigned to him from time to time by the Board of Directors or the President of the Corporation.

       (i) Other subordinate or assistant officers appointed by the Board of Directors or by the President, if such authority is delegated to him by the Board of Directors, shall exercise such powers and perform such duties as may be delegated to them by the Board of Directors, the Chief Executive Officer or by the President, as the case may be.
       (j) In case of the absence or disability of any officer of the Corporation and of any person authorized to act in his place during such period of absence or disability, the Board of Directors may from time to time delegate the powers and duties of such officer or any director or any other person whom it may select.


SECTION 5.  Salaries

       The salaries of all officers of the Corporation shall, except as otherwise determined or required by an agreement entered into among all the shareholders of the Corporation, be fixed by the Board of Directors. No officer shall be ineligible to receive such salary by reason of the fact that he is also a director of the Corporation and receiving compensation therefor.
                                 ARTICLE IV

                        LOANS TO EMPLOYEES AND OFFICERS,
                 GUARANTEE OF OBLIGATIONS OF EMPLOYEES AND OFFICERS

        This Corporation may lend money to, guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of a subsidiary, including any officer or employee who is a director of the Corporation or of a subsidiary, whenever, in the judgment of the directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Articles shall be deemed to deny, limit or restrict the powers of guarantee or warranty of this Corporation at common law or under any statute.
                                    ARTICLE V
                    STOCK CERTIFICATES, VOTING TRUSTS, TRANSFERS

SECTION 1.  Certificates Representing Shares

       (a) Every holder of shares of this Corporation shall be entitled to one or more certificates, representing all shares to which he is entitled and such certificates shall be signed by the Chairman, Chief Executive Officer, the President or a Vice-President and the Secretary or an Assistant Secretary of the Corporation and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Chairman, the Chief Executive Officer, the President or Vice-President and the Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has Been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if it were executed by the appropriate officer at the date of its issuance.

       (b) Every certificate representing shares issued by this Corporation shall, if shares are divided into one or more classes or series with differing rights, state that the Corporation will furnish to any shareholder upon request and without charge a full statement of: (i) the designations, preferences, limitations, and relative rights of the shares of each class or series authorized to be issued, and (ii) the variations in the relative rights and preferences between the shares of each such series, if the Corporation is authorized to issue any preferred or special class in series and so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine, the relative rights and preferences of subsequent series.

       (c) Every certificate representing shares which are restricted as to sale, disposition or other transfer (including restrictions based on federal or state securities and other laws) shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

       (d) Each certificate representing shares shall state upon the face thereof: (i) the name of the Corporation; (ii) that the Corporation is organized under the laws of the State of Florida; (iii) the name of the person or persons to whom issued; (iv) the number and class of shares, and the designation of the series, if any, which such certificate represents; and (v) the par value of each share represented by such certificate, or a statement that the shares are without par value.

       (e) No certificate shall be issued for any shares until they are fully paid for.

SECTION 2.  Transfer Books
       The Corporation shall keep at its registered office or principal place of business or in the office of its transfer agent or registrar, a book (or books where more than one kind, class, or series of stock is outstanding) to be known as the Stock Book, containing the names, alphabetically arranged, addresses and Social Security numbers of every shareholder and the number of shares each kind, class or series of stock held of record. Where the Stock Book is kept in the office of the transfer agent, the Corporation shall keep at its office in the State of Florida copies of the stock lists prepared from said Stock Book and sent to it from time to time by said transfer agent. The Stock Book or stock lists shall show the current status of the ownership of shares of the corporation provided that, if the transfer agent of the Corporation be located elsewhere, a reasonable time shall be allowed for transit or mail.

SECTION 3.  Transfer of Shares

       (a) The name(s) and address(es) of the person(s) to whom shares of stock of this Corporation are issued, shall be entered on the Stock Transfer Books of the Corporation, with the number of shares and date of issue.

       (b) Transfer of shares of the Corporation shall be made on the Stock Transfer Books of the Corporation by the Secretary or the transfer agent, subject to compliance with any restrictions specified on such certificate, only when the holder of record thereof or the legal representative of such holder of record or the attorney-in-fact of such holder of record, authorized by power of attorney duly executed and filed with the Secretary or transfer agent of the Corporation, shall surrender the Certificate representing such shares for cancellation. Lost, destroyed or stolen Stock Certificates shall be replaced pursuant to Section 5 of this Article V.

       (c) The person or persons in whose names shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner of such shares or all purposes, except as otherwise provided pursuant to Sections 10 and 11 of
Article I, or Section 4 of Article V.

        (d) Shares of the Corporation capital stock shall be freely transferable without the required Board of Director's consent, unless such consent requirement has been imposed pursuant to a binding written contract subscribed to by the holder or his or her predecessor in interest.

SECTION 4.  Voting Trusts

       (a) Any number of Shareholders of the Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed ten years, by:
(i)	entering into a written voting trust agreement specifying the terms and conditions of the voting trust; (ii) depositing a counterpart of the agreement with the Corporation at its registered office; and (iii) transferring their shares to such trustee or trustees for the purposes of this Agreement. Prior to the recording of the agreement, the shareholder concerned shall render the stock certificate(s) described therein to the Corporate Secretary who shall note on each certificate:

-This Certificate is subject to the provisions of a voting trust agreement dated _____________, recorded in Minute Book ___________________, of the Corporation.
					________________________________
					Secretary

       (b) Upon the transfer of such shares, voting trust certificates shall be issued by the trustee or trustees to the shareholders who transfer their shares in trust. Such trustee or trustees shall keep a record of the holders of voting trust certificates evidencing a beneficial interest in the voting trust, giving the names and addresses of all such holders and the number and class or the shares in respect of which the voting trust certificates held by each are issued, and shall deposit a copy of such record with the Corporation at its registered office.

       (c) The counterpart of the voting trust agreement and the copy of such record so deposited with the Corporation shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

       (d) At any time before the expiration of a voting trust agreement as originally fixed or as extended one or more times under this Section 4(d), one or more holders of voting trust certificates may, by agreement in writing, extend the duration of such voting trust agreement, nominating the same or substitute trustees, for an additional period not exceeding 10 years. Such extension agreement shall not affect the rights or obligations or persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their stock certificates reissued upon the expiration of the original term of the voting trust agreement. The extension agreement shall in every respect comply with and be subject to all the provisions of this Section 4, applicable to the original voting trust agreement except that the 10 year maximum period of duration shall commence on the date of adoption of the extension agreement.

       (e) The trustees under the terms of the agreements entered into under the provisions of this Section 4, shall not acquire the legal title to the shares but shall be vested only with the legal right and title to the voting power which is incident to the ownership of the shares.

       (f) Notwithstanding generally applicable prohibitions against a corporation's voting of treasury stock, if the Corporation is the trustee under a voting trust, it shall have full authority to vote such shares in accordance with the terms of the voting trust agreement, even if such agreement vests absolute and unfettered voting discretion in the trustee and notwithstanding that the voting trust was created at the prompting or direction of the Corporation, its officers or directors.

SECTION 5.  Lost, Destroyed, or Stolen Certificates

       No Certificate representing shares of stock in the Corporation shall be issued in place of any Certificate alleged to have been lost, destroyed, or stolen except on production of evidence, satisfactory to the Board of Directors, of such loss, destruction or theft, and, if the Board of Directors so requires, upon the furnishing of an indemnity bond in such amount (but not to exceed twice the fair market value of the shares represented by the Certificate) and with such terms and with such surety as the Board of Directors may, in its discretion, require.

                                ARTICLE VI

                             BOOKS AND RECORDS

       (a) The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

       (b) Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

       (c) Any person who shall have been a holder of record of shares, or the holder of record of voting trust certificates for, at least five percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall; subject to the qualifications contained in subsection (d) hereof, have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any purpose, its relevant books and records of account, minutes and records of shareholders and to make extracts therefrom.

       (d) No shareholder who within two years has sold or offered for sale any list of shareholders or of holders of voting trust certificates for shares of this Corporation or any other corporation; has aided or abetted any person inprocuring any list of shareholders or of holders of voting trust certificates for any such purpose; or has improperly used any information secured through any prior examination of the books and records of account, minutes, or record of shareholders or of holders of voting trust certificates for shares of the Corporation of any other corporation; shall be entitled to examine the documents and records of the Corporation as provided in Section (c) of this Article VI. No shareholder who does not act in good faith or for a proper purpose in making his demand shall be entitled to examine the documents and records of the Corporation as provided in Section (c) of this Article VI.

       (e) Unless modified by resolution of the shareholders, this Corporation shall prepare not later than four months after the close of each fiscal year:
i)	A balance sheet showing in reasonable detail the financial conditions of the Corporation as of the date of the close of its fiscal year. (ii)A Profit and Loss statement showing the results of its operation during its fiscal year.

       (f) Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of its most recent balance sheet and profit and loss statement.

       (g) Such balance sheets and profit and loss statements shall be filed and kept for at least five years in the registered office of the Corporation in the State of Florida and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                                       ARTICLE VII

                                        DIVIDENDS
       The Board of Directors of the Corporation may, from time to time, declare, and the Corporation may pay dividends on its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent, subject to the following provisions:

       (a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Article VII, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, however arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such capital surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

       (b) If the Corporation shall engage in the business of exploiting natural resources or other wasting assets and if the Articles of Incorporation so provide, dividends may be declared and paid in cash out of depletion or similar reserves, but each such dividend shall be identified as distribution of such reserves and the amount per share paid from such reserves shall be disclosed to the shareholders receiving the same concurrently with the distribution thereof.

       (c) Dividends may be declared and paid in the Corporation's treasury shares.

       (d) Dividends may be declared and paid in the Corporation's authorized but unissued shares, out of any unreserved and unrestricted surplus of the Corporation, upon the following conditions:
(i)	If a dividend is payable in the Corporations' own shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.
(ii)	If a dividend is payable in the Corporations' own shares without par value, such shares shall be issued at a stated value fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

       (e) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class which the payment is to be made.

       (f) A split or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a stock dividend within the meaning of this Article VII.

                                         ARTICLE VIII
                                             SEAL

       The Board of Directors shall adopt a Corporate Seal, which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation and the year of incorporation.

                                          ARTICLE IX

                                       INDEMNIFICATION

This Corporation may, in its discretion, indemnify any director, officer, employee, or agent in the following circumstances and in the following manner:

       (a) The Corporation may indemnify any person who was or is a part, or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' Fees at all trial and appellate levels), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

       (b) The Corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees at all trial and appellate levels), actually and reasonable incurred by him in connection with the defense of settlement of such action or suit, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is rarely and reasonably entitled to indemnity for such expenses which such court shall deem proper.

       (c) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections (a) or (b) of this Article IX, or in defense of any claim, issue, or matter therein, shall be indemnified against expenses (including attorneys' fees at trial and appellate levels) actually and reasonably incurred by him in connection therewith.

       (d) Any indemnification under Sections (a) or (b) of this Article IX, unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections (a) or (b) or this Article IX. Such determination shall initially be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit, or proceeding. If the Board of Directors shall, for any reason, decline to make such a determination, then such determination shall be made by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding; provided, however, that a determination made by the Board of Directors pursuant to this Section may be appealed to the shareholders by the party seeking indemnification or any party entitled to call a special meeting of the shareholders pursuant to Section 2 of Article I and, in such case, the determination made by the majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding shall prevail over a contrary determination of the Board of Directors pursuant to this Section.

       (e) Expenses (including attorneys' fees at all trial and appellate levels) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon a preliminary determination following one of the procedures set forth in this Article IX, that a director, officer, employee or agent met the applicable standard of conduct set forth in this Article IX, and upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

       (f) The Corporation may make any other or further indemnification, except an indemnification against gross negligence or willful misconduct, under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the indemnified party's official capacity and as to action in another capacity while holding such office.

       (g) Indemnification as provided in this Article IX may continue as to a person who has ceased to be a director, officer, employee or agent and may inure to the benefit of the heirs, executors and administrators of such a person upon a proper determination initially made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding. If the Board of Directors shall, for any reason, decline to make such a determination, then such determination may be made by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding; provided, however, that a determination made by the Board of Directors pursuant to this Section may be appealed to the shareholders by the party seeking indemnification or his representative or by any party entitled to call a special meeting of the shareholders pursuant to Section 2 or Article I and in such case, the determination made by the majority vote of quorum consisting of shareholders who were not parties to such action, suit, or proceeding shall prevail over a contrary determination of the Board of Directors pursuant to this Section (g)

        (h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IX.

       (i) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the time of delivery to shareholders or written notice of the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within 15 months fromthe date of such payment, deliver either personally or by mail to each shareholder of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amount paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

       (j) This Article IX shall be interpreted to permit indemnification to the fullest extent permitted by law. If any part of this Article shall be found to be invalid or ineffective in any action, suit or proceeding, the validity and effect of the remaining part thereof shall not be affected. The provisions of this Article IX shall be applicable to all actions, claims, suits, or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption.

                                      ARTICLE X

                                AMENDMENT OF BYLAWS

       The Board of Directors shall have the power to amend, alter, or repeal these Bylaws, and to adopt new Bylaws.

                                  ARTICLE XI

                                  FISCAL YEAR
       The Fiscal Year of this Corporation shall be determined by the Board of Directors.


                                 ARTICLE XII

                           MEDICAL REIMBURSEMENT
SECTION 1.  Benefits
       The Corporation may, subject to approval of the Board of Directors reimburse all employees for expenses incurred by themselves and their dependents, as defined in Section 152 of the Internal Revenue Code of 1954, as amended (the 'IRC'), for medical care, as defined in IRC Section 213(e) or any successor section thereto, subject to the conditions and limitations hereinafter
set forth.        It is the intention of the Corporation that the benefits
payable to
employees hereunder will be excluded from their gross income pursuant to IRC
Section 105 or any successor section thereto.

SECTION 2.  Employees Defined

       The term 'employees' as used in this medical expense plan is hereby defined to include all individuals employed by the corporation except the following:

       (a) Employees who have not completed three months of service as is provided in IRC Section 105(h)(3)(b)(i), or any successor section thereto;
       (b) Employees who have not attained the age of 25 years;
       (c) Employees who are part-time or seasonal as is defined in IRC Section 105(h)(3)(b)(iii) or any successor section thereto;
       (d) Employees who are included in a unit of employees covered by an agreement between employee representatives and one or more employers found to be a collective bargaining agreement; where accident and health benefits were the subject of good faith bargaining between such employee representatives and such employer(s) as is defined in IRC Section 105(h)(3)(b)(iv) or any successor section thereto;

       (e) Employees who are nonresident aliens and who receive no earned income from the employer which constitutes income from sources within the United
States as is further defined in IRC Section 105(h)(5)(b)(v) or any successor Section thereto.

SECTION 3.  Limitations

       (a) The Corporation will reimburse any employee no more than $5,000.00 in any fiscal year for medical care expenses;

       (b) Reimbursement or payment provided under this plan will be made by the Corporation only in the event and to the extent that such reimbursement or payment is not provided under any insurance policy(ies), whether owned by the Corporation or the employee, or under any other health and accident or wage continuation plan;

       (c) In the event that there is such an insurance policy or plan in effect providing for reimbursement in whole or in part, then to the extent of the coverage under such policy or plan, the Corporation will be relieved of any and all liability hereunder.


SECTION 4.  Submission of Proof

       Any employee applying for reimbursement under this plan will submit to the Corporation, at least quarterly, all bills for medical care, including premium notices for accident or health insurance, for verification by the Corporation prior to payment. Failure to comply herewith, may at the discretion of the Board of Directors, terminate such employee's right to said reimbursement.

SECTION 5.  Discontinuation

       This plan will be subject to termination at any time by vote of the Board of Directors; provided, however, that medical care expenses incurred prior to such termination will be reimbursed or paid in accordance with the terms of this plan.

SECTION 6.  Determination

       The Chief Executive Officer will determine all questions arising from the administration and interpretation of the Plan except where reimbursement is claimed by the President. In such case determination will be made by the Board of Directors.

                                   *     *     *

       The undersigned, being the duly elected and acting secretary of the Corporation, hereby certifies that the foregoing constitute the validly adopted and true Bylaws of the Corporation, as of the date set forth below.


Dated:
							Secretary


							(Corporate Seal)
Witness


                                                         EXHIBIT 3(iii).1




                                ARTICLES OF AMENDMENT
                                         TO
                          ARTICLES OF INCORPORATION
                                         OF

                  UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.

(present name)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)


Article IV, Capital Stock shall be amended to read as follows:


ARTICLE IV - CAPITAL STOCK

This corporation is authorized to issue one hundred million (100,000,000) shares of common stock, which shall have a par value of one thousandth of one dollar ($.001) per share.



Article XI, Special Meetings is to be added to the Articles of Incorporation and shall read as follows:


ARTICLE XI - SPECIAL MEETINGS
A special meeting of the shareholders of the Corporation may be called for any purpose or purposes at any time by the President of the Corporation, by the Board of Directors or by the holders of not less than 40% of the outstanding capital stock of the Corporation entitled to vote at such meeting.



Article XII, Removal of Directors is to be added to the Articles of Incorporation and shall read as follows:


ARTICLE XII - REMOVAL OF DIRECTORS
Any director or one or more of the incumbent directors may be removed from office, with or without cause, by the vote of shareholders representing not less than two-thirds of the voting power of the total issued and outstanding stock entitled to voting power.
SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:



THIRD: The date of each amendment's adoption:
..
FOURTH: Adoption of Amendment(s) (CHECK ONE)

X	The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

	The amendment(s) was/were approved by the shareholders through voting groups. The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):

    	The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

	The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.


       Signed as of this _________ day of _____________________________, 2002.



Signature
              (By the Chairman or Vice Chairman of the Board of Directors, President or other officer if adopted by the shareholders)


OR

(By a director if adopted by the directors)

OR

(By an incorporator if adopted by the incorporators)


__________________________________________________
Typed or printed name








                                                EXHIBIT 3(iv).1


                             (STATE OF FLORIDA - LOGO)

                                Department of State



I certify the attached is a true and correct copy of the Articles of Incorporation of UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC., a Florida corporation, filed on December 26, 2001, as shown by the records of this office.

The document number of this corporation is PO1OOO121766





                                        Given under my hand and the
                                      Great Seal of the State of Florida
                                    at Tallahassee, the Capitol, this the
                                   Twenty-eighth day of December, 2001


(Great Seal of the State of                         s/s Katherine Harris
  Florida - Logo)                                  ----------------------
                                                    Katherine Harris
                                                   Secretary of State




























                                                          EXHIBIT 3(v).1


                             (STATE OF FLORIDA - LOGO)

                                Department of State




I certify from the records of this office that UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC. is a corporation organized under the laws of the State of Florida, filed on December 26, 2001.

The document number of this corporation is P01000121766.

I further certify that said corporation has paid all fees due this office through December 31, 2002, that its most recent annual report/uniform business report was filed on March 31, 2002, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.






                                              Given under my hand and the
                                             Great Seal of the State of Florida
                                           at Tallahassee, the Capitol this the
                                            Eighteenth day or June, 2002


(Great Seal of the State of                         s/s Katherine Harris
  Florida - Logo)                                  ----------------------
                                                    Katherine Harris
                                                   Secretary of State


















                                                        EXHIBIT 3(vi).1


                         RESOLUTIONS ADOPTED BY INCORPORATOR

                                      OF

                    UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.


The undersigned, being the sole Incorporator of the Corporation hereby adopts the following resolutions:

(1)	RESOLVED, that a copy of the Certificate and Articles of Incorporation of the Corporation be inserted in the Minute Book of the Corporation.

(2)	RESOLVED, that the form of First Bylaws submitted to the meeting be, and the same hereby are, adopted as and for the Bylaws of the Corporation, and that a copy thereof be placed in the Minute Book of the Corporation, directly following the Certificate or Incorporation.

(3)	RESOLVED, that founder Kenneth N. Hankin of the Corporation be allowed to purchase five hundred thousand (500,000) shares of restricted stock at par value and that founder Ardie R. Nickel be allowed to purchase one hundred thousand (100,000) shares of restricted stock at par value with said rights of purchase having to be exercised within one hundred eighty (180) days of the first day of trading as a public company.
(4)	RESOLVED, that the following persons be, and they hereby are, elected as
Directors of the Corporation, to serve until the first annual meeting of shareholders, and until their successors are elected and qualify:

		Edward R. Annis, M.D.
		J. Martin Barrash, M.D.
		G. Stephen Brown, M.D.
		E. Mark Haacke, Ph.D.
		Kenneth N. Hankin
            William S. Kubricht, Jr.
            Ardie R. Nickel
            William J. Walker, Jr., Ph.D.


Date: April 10, 2002
/s/ Kenneth Hankin
----------------------------
KENNETH N. HANKIN, INCORPORATOR












                                                          EXHIBIT 3(vi).2


BOARD OF DIRECTOR'S RESOLUTION ADDING A DIRECTOR


A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, approve and appoint the directorship of, and entering into a Directorship Agreement with Arthur T. Porter, M.D. as a Director of the Corporation.

The undersigned, Ardie R. Nickel certifies that he is the duly appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on July 18, 2002 and that such resolution is now in full force and effect.

IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.


SIGNED:  /s/  Ardie Nickel     CORPORATE SEAL:
         ------------------
ARDIE R. NICKEL, SECRETARY



DATE  JULY 18, 2002.




ATTEST TO BY:


/S/ Kenneth Hankin
------------------------------
KENNETH N. HANKIN, PRESIDENT AND C.E.O.













                                                          EXHIBIT 3(vi).3


BOARD OF DIRECTOR'S RESOLUTION ADDING A DIRECTOR


A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, approve and appoint the directorship of, and entering into a Directorship Agreement with Daniel K. Kido, M.D. as a Director of the Corporation.

The undersigned, Ardie R. Nickel certifies that he is the duly appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on July 18, 2002 and that such resolution is now in full force and effect.

IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.




SIGNED:  /s/  Ardie Nickel     CORPORATE SEAL:
         ------------------
ARDIE R. NICKEL, SECRETARY



DATE  JULY 18, 2002.




ATTEST TO BY:


/S/ Kenneth Hankin
------------------------------
KENNETH N. HANKIN, PRESIDENT AND C.E.O.











                                                      EXHIBIT 3(vi).4


BOARD OF DIRECTOR'S RESOLUTION ADDING A DIRECTOR


A special meeting of the Board of Directors of Universal Healthcare Management Systems, Inc., (the "Corporation") was held telephonically. Pursuant to a duly made and seconded motion, a majority of the Board of Directors of the Corporation voted to adopt the following resolution:

RESOLVED, that the undersigned, being a majority of the Directors of the Corporation, do hereby ratify, confirm, approve and appoint the directorship of, and entering into a Directorship Agreement with Susan F. Reynolds, M.D., Ph.D. as a Director of the Corporation.

The undersigned, Ardie R. Nickel certifies that he is the duly Appointed Secretary of the Corporation and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on June 4, 2002 and that such resolution is now in full force and effect.

IN WITNESS THEREOF, by affixing my name as Secretary of the Corporation and having attached the seal of the Corporation to this resolution I certify that this is a true and correct copy.



SIGNED:  /s/  Ardie Nickel     CORPORATE SEAL:
         ------------------
ARDIE R. NICKEL, SECRETARY



DATE  JUNE 4, 2002.




ATTEST TO BY:


/S/ Kenneth Hankin
------------------------------
KENNETH N. HANKIN, PRESIDENT AND C.E.O.











                                                      EXHIBIT 23



CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
80 S.W. 8th Street, Suite 2000
Miami, FL 33130

I hereby consent to the use of my audit report dated August 28, 2002, in the Form 10-SB of Universal Healthcare Management Systems, Inc.. for the period ended June 30, 2002.

Michael Johnson & Co. LLP.
Certified Public Accountant

September 25, 2002.







                                                         EXHIBIT 99.1

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THERE FROM UNDER SAID ACT.

                               WARRANT TO PURCHASE

_____________ SHARES

UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.

(Incorporated under the laws of the State of Florida)

WARRANT CERTIFICATE FOR THE PURCHASE OF SHARES AT $.001 PAR VALUE

COMMON STOCK OF UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
CLASS "A1" CERTIFICATE AT THE CONVERSION COST OF $.90/$.90

EXERCISABLE ONLY AFTER THE FIRST DAY OF COMPANY'S PUBLIC TRADING
AND VOID NINETY DAYS AFTER THAT DATE

1. Universal Healthcare Management Systems, Inc. (the "Company"), hereby certifies that, for value received, _______________________________________________ [BUYER], (referred to herein as the "Holder"), is entitled to purchase, subject to the terms and conditions hereinafter set forth, at anytime from and after "the first day of Company's public trading" and on or before "ninety days after that date" (the "Warrant Period"), up to __________ shares of the $.001 par value common stock ("Common Stock") of the Company. This Warrant may be exercised in whole or in part. Such exercise shall be accomplished by tender to the Company of the purchase price of $.90 per share (the "Warrant Price"), either in cash or by certified check or bank cashier's check, payable to the order of the Company, together with presentation and surrender to the Company of this Warrant with an executed subscription in substantially the form attached hereto as Exhibit A.
Fractional shares of the Company's Common Stock will not be issued upon the exercise of this Warrant. Upon twenty (20) days prior written notice to all holders of the Warrants, the Company shall have the right to reduce the exercise price and/or extend the term of the Warrants.

2. The Company agrees at all times to reserve and hold available out of the aggregate of its authorized but unissued Common Stock the number of shares of its Common Stock issuable upon the exercise of this and all other Warrants of like tenor then outstanding. The Company further covenants and agrees that all shares of Common Stock that may be delivered upon the exercise of this Warrant will, upon delivery, be fully paid and non-assessable and free from all taxes, liens and charges with respect to the purchase thereof hereunder.

3. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company, nor to any other rights whatsoever except the rights herein set forth, and no dividend shall be payable or accrue by reason of this Warrant or the interest represented hereby, or the shares purchasable hereunder, until or unless, and except to the extent that, this Warrant is exercised.

4. The Warrant price and the number of shares purchasable upon the exercise of this Warrant are subject to adjustment from time to time upon the occurrence of any of the events specified in this Section 4.

(a)	In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its shares of Common Stock other securities of the Company, the number of shares of Common Stock purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder of this Warrant shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Company that he would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(b)	Whenever the number of shares of Common Stock purchasable upon the exercise of this Warrant is adjusted, as herein provided, the Warrant price shall be adjusted by multiplying such Warrant price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of shares of Common Stock purchasable upon the exercise of this Warrant immediately priorto such adjustment, and of which the denominator shall be the number of shares of Common Stock so purchasable immediately thereafter.

(c)	For the purpose of this Section 4, the term shares of Common Stock shall mean (i) the class of stock designated as the Common Stock of the Company at the date of this Warrant, or (ii) any other class of stock resulting from successive changes or value to no par value, or from no par value to par value.

(d)	If during the Warrant period the Company consolidates with or merges into another corporation or transfers all or substantially all of its assets, the Holder shall thereafter be entitled upon exercise hereof to purchase, with respect to each share of Common Stock purchasable hereunder immediately prior to the date upon which such consolidation or merger becomes effective, the securities or property to which a holder of shares of Common Stock is entitled upon such consolidation or merger, without any change in, or payment in addition to the Warrant price in effect immediately prior to such merger or consolidation, and the Company shall take such steps in connection with such consolidation or merger as may be necessary to ensure that all of the provisions of this Warrant shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of this Warrant.

(e)	Irrespective of any adjustments pursuant to this Section 4 to the Warrant price or to the number of shares or other securities or other property obtainable upon exercise of this Warrant, this Warrant may continue to state the Warrant price and the number of shares obtainable upon exercise, as the same price and number of shares stated herein.

(f)	Payment of the exercise price may be made by either of the following, or a combination thereof, at the election of Holder:

(i)	Cash Exercise: cash, bank or cashiers check or wire transfer; or

(ii)	Cashless Exercise: surrender of this Warrant at the principal office of the Company together with notice of cashless election, in which event the Company shall issue Holder a number of shares of Common stock computed using the following formula:

				X = Y (A - B) / A
		Where X = the number of shares of Common stock to be issued to Holder.

		Y = the number of shares of Common stock for which this Warrant is being exercised.

		A = the Market Price of one (1) share of Common stock for purposes of this Section 4 (f), the "Market Price" shall be defined as the average
Closing Bid Price of the Common stock for the five (5) trading days prior to the Date of Exercise of this Warrant (the "Average Closing Price"), as reported by the O.T.C. Bulletin Board, National Association of Securities Dealers Automated Quotation System ("NASDAQ") Small Cap Market, or if the Common stock is not traded on the NASDAQ Small Cap Market, the Average Closing price in any other over the counter market; provided, however, that if the Common stock is listed on a stock exchange, the Market Price shall be the Average Closing price on such exchange for the five (5) trading days prior to the date of exercise of the Warrant. If the Common stock is/was not traded during the five (5) trading days prior to the Date of Exercise, then the closing price for the last publiclytraded day shall be deemed to be the closing price for any and all (if applicable) days during such five (5) trading day period.

		B = the Exercise Price

		For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price, on the O.T.C. Bulletin Board, the National Market System ("NMS"), the New York stock Exchange, the NASDAQ Small Cap Market, or if no longer traded on the O.T.C. Bulletin Board, the NMS, the New York Stock Exchange, the NASDAQ Small Cap Market, the "Closing Bid Price" shall equal the closing price on the principal national securities exchange or the over the counter system on which the Common stock is so traded and, if not available, the mean of the high and low prices on the principal national securities exchange on which the Common Stock is so traded.

		For purposes of Rule 144, and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have been acquired at the time this Warrant was issued.  Moreover, it is intended, understood and acknowledged that the holding period for the Common stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have commenced on the date this Warrant was issued.

5. The Holder hereby agrees that the resale of the shares of Common stock issuable upon exercise hereof may be subject to a "lock-up" pursuant to any restrictions reasonably required by any underwriter, if applicable, and to the extent the Company undertakes a secondary offering.

6. The Company may cause the following legend or one similar thereto to be set forth on each certificate representing Warrant stock or any other security issued or issuable upon exercise of this Warrant unless counsel for the Company is of the opinion as to any such certificated that such legend is unnecessary:

	The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

	The shares represented by this certificate have been issued in reliance upon exemptions from the registration provisions of Federal and State Securities Laws (United States Securities Act of 1933 and the Florida Securities Act). Therefore, the transferability of this certificate is restricted until it is determined by the corporation that any proposed transfer will not adversely affect the exemptions relied upon.

7. In the event that the Company proposes to file a registration statement under the Act which relates to a current offering of Securities of the Company (except in connection with an offering of Form S-8 or S-4 or any other inappropriate form), such registration statement (and the prospectus included therein) shall also, at the written request to the Company by the Holder, relate to and meet the requirements of the Act with respect to any public offering of the Warrant Stock shares so as to permit the public sale of all or some portion of the Warrant Stock. The Company shall give written notice to the Holder of its intention to file a registration statement under the Act relating to a current offering of securities of the Company not less than fifteen (15) days prior to the filing of such registration statement. Any written request of the holder to include the Warrant Stock shares held by the Holder shall be given to the Company not less than five (5) days prior to the date specified in the notice as the date on which such registration statement is intended to be filed with the Securities and Exchange Commission. Neither the delivery of such notice by the Company nor of such request by the Holder shall obligate the Company to file such registration statement and notwithstanding the filing of such registration statement, the Company may, at any time prior to the effective date thereof, determine to withdraw such registration statement and not offer the securities intended to be offered by the Company to which the registration statement related, without liability to Holder on account thereof.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officers, and the corporate seal hereunto affixed.


DATED:  _______________		By:
                					        Kenneth N. Hankin, President


ATTEST: _______________		By:











                                      EXHIBIT A






                                  SUBSCRIPTION FORM


(To be Executed by the Registered Holder to Exercise the Rights to Purchase Common Stock Evidenced by the Within Warrant) I, the undersigned, hereby irrevocably subscribe for, the shares (the "Stock") of the Common Stock of Universal Healthcare Management Systems, Inc. (the "Company"), pursuant to and in accordance with the terms and conditions of the attached Warrant and hereby make payment of $_______________therefore, and request that a certificate for such securities be issued in the name of the undersigned and be delivered to the undersigned at the address stated below. If such number of securities is not all of the securities purchasable pursuant to the attached Warrant, the undersigned requests that a new Warrant of like tenor for the balance of the remaining securities purchasable thereunder be delivered to the undersigned at the address stated below. In connection with the issuance of the securities, I hereby represent to the Company that I am acquiring the securities for my own account for investment and not with a view to, or for resale in connection with, a distribution of the securities within the meaning of the Securities Act of 1933, as amended (the "Act"). I also understand that the Company has not registered the stock under the Act in reliance upon the private offering exemptions contained in Section 4(2) of the Act and that such reliance is based in part upon my representation.

Dated:


Signed By:


Address:







THE SIGNATURE(S) TO THIS SUBSCRIPTION FORM MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WARRANT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER, AND SUCH SIGNATURE(S) MUST BE GUARANTEED IN ACCORDANCE WITH PRACTICES PREVAILING IN THE SECURITIES INDUSTRY AT THE TIME SUCH SIGNATURE IF PRESENTED TO THE COMPANY.